UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 24, 2008

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into Material Definitive Agreements.

On December 24, 2008, NTS Mortgage Income Fund, Inc., (the "Fund") entered into a series of agreements with Residential Management, a Kentucky Corporation ("Residential"), and NTS Development Company, a Kentucky Corporation (collectively with Residential, "NTS") intended to address certain of the Fund's liquidity requirements along with its relationship with NTS and its affiliates in connection with the Fund's impending dissolution and liquidation. The Fund anticipates that these agreements will enhance the possibility it will be able to proceed with an orderly liquidation subsequent to its dissolution.

The Fund entered into a Services and Development Agreement (the "Services Agreement") with Residential. The Services Agreement, which becomes effective on January 1, 2009, supersedes and replaces all of the Fund's property management agreements (which will be terminated pursuant to Termination Agreements effective December 31, 2008) except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Although no services are currently being provided pursuant to the Advisory Agreement, it has not been terminated in order to maintain the guaranty obligations that NTS Guaranty Corporation owes to the Fund's stockholders and National City Bank. Pursuant to the terms of the Guaranty Agreement executed by NTS Guaranty Corporation, the termination of the Advisory Agreement could result in a release of those obligations. The calculation of compensation and expense reimbursements to be received by NTS under the Services Agreement remains the same as under the prior agreements.

Also, on December 24, 2008, the Fund received a letter (the "Deferral/Advancements Letter") from NTS containing NTS' agreement to defer payment of amounts due them from the Fund, and to make advances to cover expenses of the Fund during the period December 24, 2008 through December 31, 2009, except for the principal repayments due to National City Bank on April 1, 2009 and September 1, 2009. As of December 24, 2008, the Fund owed $4,088,387 to NTS and its affiliates. NTS and its affiliates most likely will require that the Fund and its subsidiaries execute promissory notes evidencing the obligation to repay the deferred amounts and the advances.

In partial payment of the outstanding financial obligations owed by the Fund to NTS, NTS has agreed to accept certain assets from the Fund. NTS/Lake Forest II Residential Corporation, a Kentucky corporation and wholly owned subsidiary of the Fund ("NTS/Lake Forest"), entered into a Contract of Sale dated as of December 24, 2008, pursuant to which NTS/Lake Forest agreed to sell certain undeveloped real estate consisting of approximately 14.089 acres of land located at the corner of Old Henry Road and Arnold Palmer Boulevard in Louisville, Kentucky to LF Land Company, LLC, a Kentucky limited liability company ("LF") and affiliate of NTS. LF is scheduled to receive a purchase price of $1,660,000 (based on a third party appraisal obtained by the Fund) for this undeveloped real estate. Orlando Lake Forest Joint Venture, a Florida joint venture in which the Fund holds a 50% ownership interest ("OLFJV"), entered into a Contract of Sale dated as of December 24, 2008, pursuant to which OLFJV agreed to sell four unimproved lots in the Lake Forest subdivision located in Sanford, Florida to OLF Section 15 Land Company, LLC, a Florida limited liability company and affiliate of NTS, for a purchase price of $1,272,000 (based on a third party appraisal obtained by the Fund). The Fund's interest in the aggregate net sales proceeds from the sale of the four unimproved lots would be approximately $636,000. The Fund expects these agreements to close within 30 days, but there can be no assurance that they will close on time, or at all.

Item 1.02. Termination of Material Definitive Agreements.

As noted in the foregoing Item 1.01 disclosure, effective December 31, 2008, the Fund is terminating all of its existing property management agreements (other than the Advisory Agreement between the Fund and NTS Advisory Corporation). The Fund has entered into the Services Agreement, which supersedes and replaces the existing property management agreements which terminate at the end of 2008. The calculation of compensation and expense reimbursements to be received by NTS under the Services Agreement remains the same as under the prior agreements.

Copies of the Services Agreement, the Deferral Letter, the Termination Agreements, the Contracts of Sale and the Advisory Agreement are attached to this current report on Form 8-K as Exhibits 10.1-10.7 and are incorporated in their entirety in this Item 1.01 and Item 1.02 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:

10.1	Services and Development Agreement, dated December 24, 2008, between NTS Mortgage Income Fund and Residential Management Company
10.2	Letter dated December 24, 2008, from NTS Development Company and Residential Management Company to NTS Mortgage Income Fund
10.3	Termination of Property Management Agreement, dated December 31, 2008, between Residential Management Company, NTS/Lake Forest II Residential Corporation, NTS Mortgage Income Fund and NTS Residential Management Company
10.4	Termination of Property Management Agreement, dated December 31, 2008, between Residential Management Company, NTS/Virginia Development Company, NTS Mortgage Income Fund and NTS Residential Management Company
10.5	Contract of Sale, dated December 24, 2008, between NTS/Lake Forest II Residential Corporation and LF Land Company, LLC
10.6	Contract of Sale, dated December 24, 2008, between Orlando Lake Forest Joint Venture and OLF Section 15 Land Company, LLC
10.7	Advisory Agreement, dated March 31, 1989, between NTS Mortgage Income Fund and NTS Advisory Corporation

**SIGNATURES**

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: December 30, 2008

SERVICES AND DEVELOPMENT AGREEMENT

by and between

NTS MORTGAGE INCOME FUND

and

RESIDENTIAL MANAGEMENT COMPANY

Effective January 1, 2009

TABLE OF CONTENTS

**Page**

SERVICE AND DEVELOPMENT AGREEMENT

THIS SERVICES AND DEVELOPMENT MANAGEMENT AGREEMENT (the "Agreement"), entered into as of the 24th day of December, 2008 and effective as of January 1, 2009, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund") and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation (collectively, the "Residential").

RECITALS

A.   Fund, directly or indirectly through wholly-owned subsidiaries or joint ventures (each, a "Subsidiary," and collectively, the "Subsidiaries"), owns and develops certain properties in various locations.

B.   Residential, Residential and the Subsidiaries were parties to multiple agreements, each of which provided that Residential would develop and operate Fund's real properties as set forth in such agreements.

C.   The Fund and Residential desire to terminate any and all of their prior agreements or arrangements and enter into this Agreement to govern their relationship as of the date of the Agreement's effective date. This termination does not relate in any way whatsoever to that certain Advisory Agreement by and between the NTS Advisory Corporation and the Fund ("Advisory Agreement"). The Advisory Agreement shall continue in full force and effect.

D.   Fund desires to obtain the assistance and services of Residential in connection with the development and operation of Fund's real properties specifically identified on Exhibit A attached hereto in accordance with the terms and conditions of this Agreement.

E.   Fund intends to file a certificate of dissolution with the Secretary of State of the State of Delaware on or before December 31, 2008 and desires to obtain the assistance and services of Residential in winding up its business affairs thereafter in accordance with the terms and conditions of this Agreement.

F.   Residential desires to provide the requested assistance and services to Fund as provided herein.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the Parties hereto as follows:

ARTICLE I

DEFINITIONS

"Affiliates" shall mean any person or entity which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, Residential, and shall include, without limitation, Mr. J. D. Nichols, NTS Corporation, NTS Development Company, NTS Financial Partnership or Residential.

"Agreement" shall have the meaning ascribed to such term in the introductory paragraph set forth herein.

"Business Day" shall mean any day other than a Saturday, Sunday, national holiday or day on which national banks, the Securities and Exchange Commission or the American Stock Exchange are closed for business.

"Change of Control" shall be deemed to have occurred if a majority of an entity's equity ownership is controlled by one or more individuals or entities that do not own such equity ownership as of the date of this Agreement.

"Construction Agreement" shall mean any construction contract(s) and/or construction management agreement(s) entered into (or intended to be entered into) between Fund and the contractor or the subcontractor, as the same may be amended or otherwise modified from time to time.

"Reimbursement Expenses" shall mean the Reimbursement Expenses Residential is entitled to reimbursement pursuant to the terms of this Agreement.

"Compensation" shall mean the aggregate Compensation to which Residential is entitled pursuant to the terms of this Agreement.

"Services" shall mean all services provided by Residential pursuant to Article III, including, but not limited to, development services, construction supervision services, general contracting services, administrative services and any other services Residential or Fund deem necessary or advisable to carry out Residential's obligations under this Agreement.

"Party" or *"Parties"* shall mean Residential, Fund or both, as applicable.

"Property" or *"Properties"* shall mean Fund's real properties specifically identified on Exhibit A attached hereto, as amended from time to time.

ARTICLE II

APPOINTMENT OF RESIDENTIAL, TERM AND TERMINATION

2.1   Appointment of Residential. Fund hereby engages and appoints Residential as the sole and exclusive agent to develop and operate the Properties upon the terms and conditions set forth herein. Residential shall perform all duties and provide all services customarily provided and necessary to develop, operate coordinate, supervise and maintain the Properties in an efficient and business-like manner.

2.2   Term. Subject to Section 2.3, the term of this Agreement shall be for a period of one (1) year, commencing upon the effective date of this Agreement, unless otherwise terminated as provided herein (the "Term").Renewal. Unless either Party (i) elects not to renew this Agreement by providing written notice to the other no later than thirty (30) days prior to the end of any current Term or (ii) otherwise terminates this Agreement as set forth herein, this Agreement shall be automatically renewed for successive one-year periods. Fund, however, may terminate the Agreement upon reasonable notice to Residential if necessary and appropriate in

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connection with its dissolution and liquidation. Subject to Fund's right to terminate in connection with its dissolution and liquidation, notwithstanding anything in this Section 2.3, Fund shall not be permitted to terminate this Agreement during such time as: (i) Residential or any Affiliate is a guarantor or is otherwise obligated on any indebtedness of Fund or of any Subsidiary pertaining to the Properties or otherwise; or (ii) Fund or any Subsidiary is indebted to Residential or any Affiliate for any amounts past due (as such term is defined below) hereunder or under any promissory note held by Residential or any Affiliate. As used herein, the term "past due" shall mean any amount which remains unpaid for more than thirty (30) days after the applicable due date thereof. In such circumstances any notice of termination shall not be effective until all guaranties and other obligations of Residential or any Affiliate are fully and completely released and all past due amounts owed by Fund or any Subsidiary and all promissory notes held by Residential or any Affiliate are fully satisfied and paid in full.

2.4   Termination.

(a)   *Without Cause.* At any time during the Term, Fund and Residential shall each have the absolute right and power to terminate this Agreement, without Cause (as defined below), upon sixty (60) days' prior written notice to the non-terminating Party; provided, however, that Residential shall be entitled to receive all Reimbursement Expenses incurred and Compensation earned prior to or during the sixty (60) day period subsequent to the delivery of the notice of termination, consistent with the terms and conditions set forth in Articles V and VI below; provided, further, however that Fund shall not be permitted to terminate this Agreement without Cause during such time as: (i) Residential or any Affiliate is a guarantor or is otherwise obligated on any indebtedness of Fund or of any Subsidiary pertaining to the Properties or otherwise; or (ii) Fund or any Subsidiary is indebted to Residential or any Affiliate for any amounts past due hereunder or under any promissory note held by Residential or any Affiliate.

(b)   *With Cause.* Notwithstanding the stated Term hereof, this Agreement may be terminated by either Party hereto for Cause. Any such termination for Cause shall be effective immediately upon delivery of written notice from the terminating Party to the terminated Party. The only definitions of "Cause" below that will permit Residential to terminate this Agreement for Cause are the definitions in subsections (b)(i)(A), (b)(i)(C)(1) or (2), (b)(i)(E) or (b)(i)(F). Fund may terminate this Agreement for Cause based on any of the definitions set forth below.

(i)   "Cause," as used herein, shall mean and refer to:

(A)   The failure by either Party to perform or comply with any of its material obligations hereunder at the time or times and in the manner required under this Agreement without attempting to diligently and continuously commence curing such failure within thirty (30) days of receipt by the non-performing Party of notice of such failure (unless such failure is of a criminal or quasi-criminal nature, in which event no cure period shall be provided); provided, however, that the non-payment of Compensation or Reimbursement Expenses may be cured by Fund within five (5) days of receipt of a notice of failure to pay such Compensation or Reimbursement Expenses; or

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(B)   Residential is grossly negligent in the performance of its obligations under this Agreement or intentionally or willfully breaches its obligations under this Agreement; or

(C)   (1)   If Residential or Fund shall file a voluntary petition in bankruptcy, or shall be adjudicated as bankrupt or insolvent, or shall file any petition or answer seeking any reorganization, arrangement, composition, liquidation, dissolution or similar relief for itself under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relative to bankruptcy, insolvency or other relief for debtors, or under any regulation promulgated thereunder; or

(2)   If a court of competent jurisdiction shall enter an order, judgment or decree approving a petition filed against Residential or Fund seeking any reorganization, arrangement, composition or similar relief under the present or any future federal bankruptcy act or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency, or other relief for debtors, and such Party shall acquiesce in the entry of such order, judgment or decree or such order, judgment or decree shall remain unvacated and unstayed for an aggregate of sixty (60) days from the date of entry thereof, or any trustee, receiver, conservator or liquidator of such Party or of all or any substantial part of such Party's property shall be appointed without the consent or acquiescence of such Party and such appointment shall remain unvacated and unstayed for an aggregate of sixty (60) days; or

(3)   If Residential shall become insolvent or admit in writing its inability to pay its debts as they mature or is generally not paying its debts as they mature or makes an assignment for the benefit of creditors;

(D)   Fund sells, transfers or otherwise conveys its interest in all of the Properties;

(E)   There is a Change of Control of Residential or Fund; or

(F)   In the event of war, insurrection, riot, fire, flood, earthquake or other unusual weather conditions, explosion, act of God, peril of the sea, strike, lockout or other industrial disturbance, sabotage, accident, injunction, act of governmental authority, compliance with governmental order or national defense requirements, or any other circumstance beyond the reasonable control of the Parties interferes with the Properties or Residential's ability to satisfy its duties hereunder, the affected Party may terminate the Agreement with respect to the affected Properties.

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(ii)   This Agreement shall be deemed to be terminated automatically with respect to any particular Property or portion thereof upon the date of the closing of a sale, transfer or other conveyance of such Property or portion thereof.

(iii)   Notwithstanding any such notice of termination by Fund or Residential, Residential shall be and remain liable for the performance and the fulfillment of its fiduciary duties and other obligations hereunder and shall maintain all records, documents, property and files unimpaired through and including the effective date of termination and thereafter as required by the terms set forth herein. Neither Party, by exercising its right to terminate this Agreement in accordance with the terms hereof, shall relinquish any remedy available to it at law or in equity.

2.4   Obligations Upon Termination.

(a)   Upon the expiration or termination of this Agreement for any reason, Residential shall use diligent efforts to deliver to Fund within sixty (60) days (and in no event more than ninety (90) days) a full and final accounting, which shall include a statement outlining in detail any Compensation and any Reimbursement Expenses due to Residential hereunder, and shall, simultaneously with the delivery of such statement, cause all funds held by Residential relating to such Property to be delivered to Fund, deducting only such sums, including the Compensation and Reimbursement Expenses or any other amounts due or payable or to become due or payable to Residential, not then the subject of any dispute. In the event Fund concurs with Residential's final accounting and any reimbursement of Reimbursement Expenses due to Residential, Fund shall promptly pay Residential such amount which remains unpaid, which payment shall be made not later than thirty (30) days after receipt of Residential's final accounting. If Fund does not concur with the final accounting or any reimbursement of Reimbursement Expenses due to Residential, the controversy as to the actual amount due to Residential shall be negotiated in good faith by Fund and Residential, using the Parties' reasonable efforts to resolve any disputes promptly. If the Parties are unable to resolve any such disputes in a prompt manner, such disputes shall be settled by arbitration by a single arbitrator in Louisville, Kentucky, pursuant to the American Arbitration Association rules then in effect. The appointing authority will be the American Arbitration Association and the case will be administered by the American Arbitration Association. The costs of such proceeding, including attorneys' fees, shall initially be borne equally by the Parties. Upon resolution of any such dispute, the prevailing Party shall be entitled to reimbursement of all of its costs, including attorneys' fees, from the other Party. Any award will be final, binding and conclusive upon the Parties and a judgment rendered may be entered in any court having jurisdiction over the dispute. In any event, Fund shall promptly pay to Residential prior to the resolution of any such disputes, any amounts not in dispute.

(b)   Upon termination of this Agreement with respect to any Property or upon the expiration of this Agreement, Residential shall:

(i)   promptly deliver to Fund (or Fund's designee) all original books, records, correspondence, bills and invoices and all other documents and personal property in Residential's possession relating to the applicable Property and not previously delivered to Fund, including, without limitation, all accounting books and records, rent rolls, security deposit schedules, payroll records, originals and copies of all leases, correspondence, service contracts and agreements, and technical data with respect to operation and maintenance of the various systems of the Property.

(ii)   Residential shall surrender the Property to Fund and quit the premises on the date required by Fund. Residential shall use commercially reasonable efforts to cooperate with Fund to accomplish an orderly transfer and transition of the operation and management of the Property to a party designated by Fund. Fund shall assume all obligations and commitments for goods and services authorized herein and made prior to termination by Residential.

(c)   The expiration or termination of this Agreement in its entirety or with respect to any particular Property under the provisions of this Article II shall not affect the rights of either Party with respect to any damages it has suffered as a result of any breach of this Agreement, nor shall it affect the rights or obligations of either Party with respect to liability or claims accrued, or arising out of events occurring, prior to the date of expiration or termination, all of which shall survive such expiration or termination.

ARTICLE III

DUTIES AND AUTHORITY OF RESIDENTIAL

3.1   Acceptance of Appointment. Residential hereby accepts the appointment as the sole and exclusive agent to develop, manage and operate the Properties and agrees to perform the Management Services pertaining to said appointment and to develop, manage and operate each Property in a commercially reasonable manner consistent with those management services that are customarily provided by Residential of comparable quality and type of real estate in the same geographic area where the applicable Property is located. Residential, in fulfilling its obligations under this Agreement, shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent Residential acting in a like capacity and familiar with such matters would use in the ordinary course of business (subject to the limitations set forth herein). In connection therewith, and subject to Fund's providing adequate funds as provided for herein (including Reimbursement Expenses), Residential agrees to perform, and Fund hereby expressly authorizes and empowers Residential to so perform (subject to the limitations set forth herein), whatever duties Residential deems necessary or advisable to carry out the appointment. Residential should not incur an expense that exceeds the sum of One Hundred Thousand Dollars ($100,000) unless previously authorized by Fund.

3.2   Development and Construction Supervision Services. Residential shall coordinate and oversee the general contractors, subcontractors or consultants who are responsible for monitoring any design and construction work, including, but not limited to: overseeing the development, construction, acquisition and installation of such amenities, infrastructure, facilities, machinery, equipment, and the like, as shall be necessary or appropriate for the development of the Properties or portions thereof; scheduling meetings between architects, engineers, space planners, and tenants (or prospective tenants); obtaining Fund's or tenants' written approval of working drawings (as applicable); coordinating and directing pre-bid conferences with contractors; establishing a project time schedule; administering and coordinating job site construction meetings as necessary to ensure the timely flow of information among Fund, tenants, contractors, professionals, space planners and contractors (as applicable); obtaining and reviewing all necessary lien releases; reviewing all payment requests pursuant to the contract documents; inspecting the construction of the improvements; assisting contractors in obtaining notices of completion, certificates of occupancy, or equivalent documents; conducting final walk-throughs with Fund, tenants, space planners and contractors (as applicable); obtaining written acceptance and acknowledgement of the substantial completion date of the improvements; assisting in the preparation of a final punchlist which itemizes all work needed to be completed or requiring repair or adjustment; and obtaining from contractors, subcontractors, material suppliers or other consultants all such guarantees, instructions, equipment manuals, warranties and all other pertinent documents relating to the work. In connection therewith, Residential shall: Review and negotiate Construction Agreements with general contractors, subcontractors or consultants and all renewals, modifications and amendments to the Construction Agreements, and all change orders in connection therewith. Upon request made by Fund, Residential shall deliver to Fund copies of all Construction Agreements and any modifications or renewals thereof or change orders issued thereunder;

(b) Oversee all filings and applications for permits, certificates and other similar approvals or documentation with all authorities having jurisdiction over the Properties; and

(c) Define the scope of work; assist in preparing and reviewing plans and specifications, including attendance at meetings with architects and engineers; solicit bids; coordinate schedule, ordering, and deliveries; review draw requests and make recommendations for payment; keep Fund informed of the status of the jobs; and make recommendations regarding payment; and supervise and monitor the performance of the professionals involved and the overall progress of the work.

3.3   General Contracting Services. With respect to developments, additions and expansions of the Properties, Residential may engage in general contracting services for the Properties as it deems advisable and commercially reasonable. Such general contracting services rendered hereunder shall include, without limitation, the complete construction of a project according to the relevant documents, certain pre-construction services, bidding, procurement, administration of the work and start-up services and all services necessary in order to provide a level of quality in workmanship consistent with those general contracting services that are customarily provided by general contractors of comparable quality and type real estate in the same market for the applicable Property. Residential, in fulfilling its obligations under this Agreement, shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent general contractor acting in a like capacity and familiar with such matters would use in the ordinary course of business (subject to the limitations set forth herein).

3.4   Disposition Services. Residential shall have the exclusive right, upon and pursuant to Fund's prior direction, to sell or otherwise dispose of any Property or portion thereof. Residential shall use its best efforts, consistent with professional standards and Fund's rights hereunder or otherwise, to procure buyers for a possible sale of a Property or portion thereof, effect a sale of a Property or portion thereof and in connection therewith shall list the Property or portion thereof for sale, make contact with and qualify prospective buyers, investigate and pursue offers and inquiries referred to Residential, canvass, solicit and otherwise market the Property or portion thereof for sale, find a suitable buyer for the Property or portion thereof, and negotiate a suitable price and terms of the sale thereof.

3.5   Repairs. Residential shall cause each Property to be maintained in a good, safe and clean condition and in a condition comparable to that of other properly maintained properties of similar type and market to that of each Property. Residential is generally authorized, in the name of Fund, to make, or cause to be made, repairs to the Properties and to purchase supplies as may be advisable or necessary. Manager shall be reimbursed for the actual cost to Manager of such repairs; provided, however, that such actual cost shall not exceed the amount that an unaffiliated third party would incur with respect to such repair in the applicable market. Manager shall pass on to Fund any rebate or discount which Manager obtains for the purchase of supplies or services for the repair or alteration of the Properties.

3.6   Service Contracts. Residential is authorized, in the name of Fund, to enter into contracts for electricity, gas, telephone, janitorial services, snow removal, window cleaning, vermin extermination, landscaping and other services as Residential deems advisable for the Properties.

3.7   Capital Expenditures. Residential is authorized, in the name of Fund, to enter into agreements with regard to all capital expenditures and non-operating expenses related to each Property which have been previously authorized by Fund.

3.8   Supplies. Residential shall purchase or maintain, on Fund's behalf and in Fund's name, all equipment, tools, materials, and supplies reasonably necessary for the care, maintenance and operation of the Properties.

3.9   Employees. Residential agrees to use reasonable care to hire, supervise the work of and discharge employees on behalf of Fund. All employees hired to develop, service, operate and maintain the Properties may be employees of Residential or its subcontractor. Nothing contained in this Section 3.9 is intended to give Fund the right to hire or fire any employee of Residential or characterize Fund as the employer of any such employee. Residential shall ensure that all of its employees are covered by workmen's compensation policies and any other insurance policies which now or hereafter are required by any governmental agency. In addition, Residential shall ensure that its employees are covered by federal or applicable state unemployment insurance, shall make all wage and salary deductions properly applicable and pay all taxes incurred in connection with the wages, salaries or employment of its employees by means of withholding or as otherwise may be required by law or regulation.

3.10   Administrative Services. During the Term of this Agreement, Residential shall, subject to the terms hereof, provide to Fund the following administrative services:

(a)   keep records of each Property and prepare monthly income statements and a monthly statement of receipts and disbursements of each Property, including the calculation of Compensation and Reimbursement Expenses pursuant to this Agreement (remitting any balance shown to Fund), as necessary or appropriate for the management of the Property; and

(b)   prepare and file, or cause to be prepared and filed, all withholding, and other payroll tax returns of Fund required to be filed by it and arrange for any payroll taxes owing by Fund to be paid to the appropriate authorities out of funds Fund makes available for such purpose, all on a timely basis and in accordance with applicable law.

3.11   Separation of Fund's Monies. All monies received by Residential for or on behalf of Fund (less any sums properly deducted by Residential pursuant to any of the provisions of this Agreement) shall be deposited in one or more bank accounts maintained by Residential for the deposit of monies of Fund and not commingled with the funds of Residential. Residential shall have the right to make disbursements to itself from Fund's accounts with respect to Compensation and Reimbursement Expenses as provided for herein.

3.12   Legal Compliance. Residential shall comply with, and require that all of its subcontractors, vendors and employees comply with, all valid municipal ordinances, state and federal laws and applicable orders and regulations directly issued by an authorized governmental agency (and any amendments thereto) in the performance of this Agreement and attempt to furnish or cause to be furnished to Fund, such reasonable stipulations, statements or certificates (if any) evidencing such compliance that Fund may acquire for its protection.

3.13   General Authority. Residential has the general authority and powers as may be necessary or advisable to carry out the spirit and intent of this Agreement.

3.14   Audit. Fund shall have the right, at any time and from time to time, to cause a physical inspection and/or financial audit of Residential's operation of the Properties for any fiscal year or portion thereof. The financial audit may be made by Fund's in-house audit staff, accounting personnel, a certified public accountant or firm of certified public accountants selected by Fund. If such financial audit shall reveal an overstatement or understatement of Gross Cash Receipts (as defined below) for the period in question and/or an overpayment or underpayment of amounts paid to or payable by Residential with respect to such period, an adjustment shall be made whereby the amount of any such overpayment shall be paid over or credited to Fund by Residential, as Fund may elect, or Fund shall pay over to Residential the amount of any such underpayment, as the case may be. In the event the audit reveals that there has been an overpayment to Residential by more than five percent (5%) of the amount due, the cost of the audit shall be borne by Residential. In all other instances, the cost of any audit shall be an expense of the Properties. The provisions of this Section 3.14 shall survive the termination of this Agreement.

3.15   Other Activities; Related Party Transactions.

(a)   Residential shall devote such of its time to the affairs of Fund and the Properties as shall be reasonable given its status as Residential thereof as contemplated by this Agreement. Residential and its Affiliates may engage in, or possess an interest in, and Fund hereby specifically acknowledges that Residential and its Affiliates are and shall remain entitled to be so engaged in, other business ventures in Jefferson County, Kentucky, and elsewhere, whether of the same or of a different nature or description, independently or with others, including those which are or might be deemed to be competitive with the Properties. None of Fund or any Subsidiary, or any other person or entity, shall have any rights by virtue of this Agreement in and to such independent ventures, or to the income or profits derived therefrom, even if competitive with the Properties, nor will any of the same have a claim against Residential or any of its Affiliates as a result thereof. None of Residential or its Affiliates shall be obligated to present any particular business opportunity of a character which, if presented to Fund, could be taken by Fund, and Residential and its Affiliates shall have the absolute right to take for its separate account, or to recommend to others, any such particular business opportunity, to the exclusion of Fund and any other person or entity.

(b)   The fact that Residential or any of its Affiliates is directly or indirectly interested in, or connected with, any person, firm or corporation ("Related Party") employed with respect to the Properties or by Residential to render or perform a service, or to or from whom the Properties may purchase, sell or lease property, shall not prohibit Residential from employing such person, firm or corporation, or from otherwise dealing with him or it, provided such employment and/or dealings are on terms no less advantageous to the Properties than are available from an unrelated third party.

ARTICLE IV

FUND'S COVENANTS

4.1   Indemnification. Fund agrees:

(a)   to hold Residential free and harmless from damages or injuries to person or property by reason of any cause whatsoever, either in and about the Properties or elsewhere, when Residential is carrying out the provisions of this Agreement or acting under the express or implied directions of Fund;

(b)   to reimburse Residential, upon demand, for any monies which Residential is required to pay out for any reason whatsoever, either in connection with, or as an expense in defense of any claim, civil or criminal action, proceeding, charge or prosecution made, instituted or maintained against Residential and/or Fund, affecting, or due to the condition or use of, the Properties, or acts or omissions of Residential or employees of Fund or Residential, or arising out of, or based upon, any law, regulation, requirement, contract or award relating to the hours of employment, working conditions, wages, or compensation of employees or former employees of Fund, or otherwise;

(c)   that Residential shall have no responsibility or liability for the actual design and/or performance of Residential's construction supervision services or general contracting services, as set forth above in Sections 3.2 and 3.3, respectively, and that all liability for the actual performance of these services in accordance with the requirements of third party contracts shall be borne by the third party service providers who entered into such contracts with Residential on behalf of Fund; and

(d)   to defend promptly and diligently, at Fund's sole expense, any claim, action or proceeding brought against Residential and/or Fund arising out of, or connected with, any of the foregoing, and to hold harmless and fully indemnify Residential from any judgment, loss or settlement on account thereof.

It is expressly understood and agreed that the foregoing provisions of this Article shall survive the termination of this Agreement, but this shall not be construed to mean that Fund's liability does not survive as to other provisions of this Agreement. Nothing contained in this Section 4.1 shall relieve Residential from responsibility to Fund for gross negligence or willful misconduct or for any act or omission not taken in good faith.

4.2   Insurance.   Fund agrees to purchase and carry public liability, workmen's compensation and such other insurance as may be necessary for the protection of the interests of Fund and Residential. In each insurance policy, Fund agrees that Residential shall be designated as a party insured with Fund. The carrier and the amount of coverage in each policy shall be mutually agreed upon by Fund and Residential. A certificate of each policy issued by the carrier shall be delivered to Fund by Residential who shall have the authority and responsibility to place the policies of insurance as well as the fire, extended coverage and rent insurance to be carried on the Properties. Residential is authorized to receive commission on insurance policies as is lawful and customary in the industry. Fund's fire and extended coverage insurance shall contain a waiver of subrogation endorsement in favor of Residential, and Fund hereby waives all right of recovery against Residential based upon the negligence (other than gross negligence) of Residential, its servants or employees, for real or personal property loss or damage occurring to the Properties, or any part thereof, or any personal property located therein, arising from any occurrence including, but not by way of limitation, from perils insured against in standard fire and extended coverage, vandalism, malicious mischief and sprinkler leakage contracts issued in the states in which the Properties are located, whether or not such insurance is carried.

ARTICLE V

REIMBURSEMENTS

Fund shall reimburse Residential, for the cost of services and expenses rendered by Residential under this Agreement, the following:

5.1   Expense Recovery.   Fund shall pay directly, or shall reimburse Residential for, all actual costs and Reimbursement Expenses (the "Expense Recovery") incurred in connection with the management and operation of the Properties as contemplated by this Agreement by Residential or otherwise, including, without limitation, the cost of:

(a)   gross salary and wages, payroll taxes, insurance, worker's compensation and other fringe benefits (collectively, "Compensation Expenses") of those management, accounting, professional, engineering and development, marketing and office personnel employed by Residential and/or any of its Affiliates ("Employees") (but excluding J. D. Nichols) who render services (1) full time and on-site at the Properties, (2) with respect to the Properties but who are not on-site, with respect to whom the Compensation Expenses will be appropriately pro-rated and allocated to the Properties, and (3) with respect to the Properties but have multiple project responsibility, with respect to whom the Compensation Expenses will be appropriately pro-rated and allocated to the Properties;

(b)   severance or termination costs based on pro rated allocations at the time of any Employee's termination;

11

(c)   general accounting, bookkeeping, statistical and reporting services;

(d)   forms, papers, ledgers, Federal Express, UPS or other courier charges, fax and other telephone services (including, without limitation, long distance charges), and other supplies and equipment used in Residential's office or elsewhere with respect to the Properties;

(e)   electronic data processing and information systems, or any pro rata charge thereof, for data processing and information systems provided by computer service companies, and computer and accounting equipment provided by Residential and/or any of its Affiliates;

(f)   advances made to Employees and cost of travel for matters directly related to Properties' operations;

(g)   comprehensive crime insurance or fidelity bonds purchased by Residential for its own account, as required herein, and/or for the account of Fund;

(h)   training expenses for Employees related to the Properties and attendant licenses, trade associations and organizational affiliations for Employees;

(i)   payroll issuance costs, payroll tax reporting costs, employment or recruitment fees, severance fees or relocation expenses for Employees;

(j)   advertising and marketing expenses related to the Properties;

(k)   all sales and brokerage fees or commissions paid to brokers or sales agents, including internal fees or commissions paid to sales personnel;

(l)   legal and other professional services related to the Properties; and

(m)   office furnishings and all costs incidental to the operation of the office space provided on-site at the Properties.

5.2   Compensation. Fund shall pay Residential consistent with prior agreements and arrangements reached in connection with the Fund's reorganization in 1996 equal to three and three fourths percent (3.75%) of the Properties' monthly Gross Cash Receipts (as hereinafter defined) from the operations of the Properties. "Gross Cash Receipts" shall be defined as revenues collected and received (including, without limitation, promissory notes and other evidences of indebtedness received) from Properties' operations, including, but not limited to, (i) sales and/or leases of lots and other real property from the Properties, (ii) sales of memberships in Fawn Lake Country Club and Lake Forest Country Club, (iii) the gross receipts of operations of Fawn Lake Country Club, (iv) lot maintenance fees collected from lot owners, (v) all rental income, and (vi) other income and revenue collected from the sale of ancillary services related to the Properties. Gross Cash Receipts shall specifically not include (i) the amount of any sales contract deposits until such time as such a deposit is applied to the purchase price of a lot or other goods or services sold or is retained upon the breach of any such sales contract, but not if applied by Fund as reimbursement for property damage or expenses incurred by Fund, (ii) prepaid rent or other prepaid revenue until such time as it is applied, (iii) insurance proceeds, (iv) services provided by Residential for an additional fee paid by the recipient, (v) tax refunds, and (vi) condemnation awards.

5.3   Payment of Reimbursements Expenses.   Residential shall be permitted to issue a check for the Reimbursements Expenses from Fund's accounts on a monthly basis, on or after the tenth (10th) day of the next succeeding month or to accrue such amounts at the sole discretion of Residential.   In the event that Fund's accounts do not have sufficient funds available for payment of the Reimbursements when due, the same shall accrue and shall bear interest at Residential's or its Affiliates costs of funds which is currently the Libor plus 1.75 percent and shall remain due and payable and may be paid by Residential from excess funds available at any time in Residential's discretion.

5.4   Sole Compensation.   It is understood and agreed that the Reimbursements and the Incentive Payment set forth in Articles V and VI shall constitute Residential's sole compensation under this Agreement for all management and support services.   All income and revenues of whatever nature collected by Residential or others in connection with operations of the Properties are and shall remain the property of Fund.

ARTICLE VI

RESIDENTIAL'S INCENTIVE PAYMENT

Provided that this Agreement has not been terminated by Fund for Cause due to a default by Residential hereunder, and for so long as Residential does not unilaterally and without Cause elect not to renew this Agreement as contemplated by Section 2.3, then Residential shall be entitled to receive from Fund an amount (the "Incentive Payment") equal to ten percent (10%) of any amounts distributable to the then existing shareholders of Fund in excess of an amount which, after adding thereto all other payments actually made and monies actually remitted or distributed to such shareholders of Fund over the life of Fund, regardless of the source thereof, is at least equal to the original investment per share of Fund made by each such shareholder. For example, if as of the date of this Agreement the shareholders of Fund have received an aggregate amount equal to the sum of $10.00 per share from Fund, regardless of the source of such payment, then the amounts distributable to the then existing shareholders of Fund must equal an additional $10.00 per share, to bring the total amount so received by the shareholders of Fund to the $20.00 per share purchase price originally paid, before Residential shall be entitled to begin receiving the Incentive Payment.

ARTICLE VII

MISCELLANEOUS

7.1   Limitation of Agency.   Nothing contained in this Agreement or in the relationship of Fund and Residential shall be deemed to constitute a partnership, joint venture or any other relationship, and Residential shall at all times be deemed an independent contractor for purposes of this Agreement. Nothing herein contained shall be deemed to constitute Residential as the agent of Fund or any Subsidiary except as such rights are expressly granted or authorized herein, which shall specifically exclude any rights with respect to the sale, transfer, mortgaging or other financing of the Properties.

7.2   Notices.   All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given, delivered and received: (a) when delivered, if delivered personally by a commercial messenger delivery service with verification of delivery; (b) three (3) Business Days after mailing, when sent by registered or certified mail, return receipt requested and postage prepaid; (c) one (1) Business Day after delivery to an overnight courier service, when delivered to an overnight courier service providing documented overnight service; (d) on the date of delivery if delivered by facsimile and electronically confirmed before 5:00 p.m. (addressee's local time) on any Business Day, with confirming copy sent by overnight courier service; or (e) on the next Business Day if delivered by facsimile and electronically confirmed either after 5:00 p.m. (addressee's local time) or on a non-Business Day, in each case addressed as follows:

Fund:

> NTS Mortgage Income Fund
> 10172 Linn Station Road, Suite 200
> Louisville, Kentucky 40223
> Attn: Brian F. Lavin, President
> Facsimile No.: (502) 426-4994

with a copy to:

> Cezar M. Froelich, Esq.
> Shefsky & Froelich, Ltd.
> 111 E. Wacker Drive, Suit 2800
> Chicago, Illinois 60601
> Facsimile No.: (312) 527-9897

Residential:

> Residential Management Company
> 10172 Linn Station Road, Suite 200
> Louisville, Kentucky 40223
> Attn: Brian F. Lavin, President
> Facsimile No.: (502) 426-4994

with a copy to:

> Rosann D. Tafel, Esq.
> General Counsel
> NTS Development Company
> 10172 Linn Station Road, Suite 200
> Louisville, Kentucky 40223
> Facsimile No.: (502) 426-4994

Either Party to this Agreement may designate a different address for the service of notices pursuant to this Agreement by serving written notice upon the other by registered or certified mail.

7.3   Exculpation. No officer, director, shareholder, agent, employee or partner of Fund, any Subsidiary, any Affiliate or Residential shall have any personal liability with respect to the respective obligations of Fund, any Subsidiary, any Affiliate or Residential under this Agreement.

7.4   Entire Agreement. This Agreement, together with its attached Exhibit, constitutes the entire agreement between the Parties hereto and no modification hereof shall be effective unless made by supplemental agreement, in writing, executed by both Parties hereto.

7.5   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky without regard to its conflict of laws rules.

7.6   Assignment. Residential shall not assign this Agreement or any interest herein without the prior written consent of Fund, and any attempted assignment without such consent shall be void and of no effect; provided, however, that Residential may assign this Agreement to any entity controlled by, or under common control with, Residential or any Affiliate, whether such control is in the form of voting or operations. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Parties hereto.

7.7   Interpretation. The headings contained in this Agreement are for convenience of reference only and shall not limit or otherwise affect in any way the meaning or interpretation of the Agreement. All references to any document or exhibit shall be deemed to include all supplements and/or amendments to such documents or documents entered into in accordance with this Agreement.

7.8   Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.9   No Waiver. The making of, or failure to make, any payment, take any actions or waive any rights shall not be deemed an amendment of this Agreement nor a consent to such action or to any future action or failure to act, unless the Party required to so consent or act expressly agrees in writing. No waiver by any Party of any breach of any provision of this Agreement shall be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right, power or remedy under this Agreement. No notice to, or demand on, any Party in any case shall, of itself, entitle such Party to any other or future notice of demand in similar or other circumstances.

7.10   Adoption of Recitals. The Parties hereto agree that the Recitals of this Agreement are true and correct and are expressly incorporated herein and made a part hereof by this reference.

[Signature page follows immediately]

15

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement the day and year first above written.

NTS MORTGAGE INCOME FUND, a Delaware corporation



By: _____

Name: Brian F. Lavin

Its: President

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: _____

Name: Gregory A. Wells

Its: Treasurer

1105252_2.DOC



10172 Linn Station Road
Louisville, Kentucky
40223 (502) 426-4800

December 24, 2008

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as the "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of December 24, 2008, and to permit any such amounts to accrue from the date of this agreement through December 31, 2009, other than as permitted by cash flows of the Fund. As of December 24, 2008, the Fund owed $ 4,088,387.00 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between December 24, 2008 and December 31, 2008, and for those expenses provided for in the Fund's 2009 Budget as approved by the Fund's Board of Directors. Unless NTS otherwise agrees, any such advances shall exclude the principal repayment in the amount of $2.0 million due on April 1, 2009 on the mortgage note owed by the Fund to National City Bank, the principal repayment in the amount of $1.0 million due on the National City Bank note on September 1, 2009 to obtain an extension of such note, and any other principal prepayments which may be requested or sought by National City Bank.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently the 30 day Libor rate plus 1.75 percent.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.



J.D. Nichols
Chairman of NTS Development Company
and Residential Management Company



Brian F. Lavin
President of NTS Development Company
and Residential Management Company

TERMINATION OF PROPERTY MANAGEMENT AGREEMENT

This TERMINATION OF PROPERTY MANAGEMENT AGREEMENT (the "Agreement") is made and entered as of the 31st day of December, 2008 by and between (i) RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation, successor by assignment to NTS Residential Management Company) ("Residential"); (ii) NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation ("Owner"); and (iii) NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"). NTS RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("NTS Residential") joins in this Agreement for the purposes set forth in Paragraph 2 hereof.

RECITALS

A. Residential is the "Manager" (as successor to NTS Residential by assignment) under that certain Property Management Agreement made and entered into as of the 1st day of October, 1997 by and between Owner, the Fund and NTS Residential (the "Property Management Agreement") pursuant to which Residential was retained by Owner to manage (a) the development and operations of a single-family residential subdivision known as "Lake Forest Subdivision" located in Jefferson County, Kentucky ("Lake Forest"), (b) the operations of the Lake Forest Country Club located in Louisville, Kentucky, including without the limitation, sales of memberships in Lake Forest Country Club, and (c) the operations of Lake Forest Community Association, a Kentucky nonprofit corporation ("LFCA") which was organized to own and/or manage, operate and maintain the common area and common amenities of Lake Forest.

B. Owner, Fund and Residential desire to terminate the Property Management Agreement as of December 31, 2008. This termination does not relate in any way whatsoever to that certain Advisory Agreement by and between the NTS Advisory Corporation and the Fund ("Advisory Agreement"). The Advisory Agreement shall continue in full force and effect.

C. Owner, Fund and Residential are, simultaneously herewith, terminating that certain Property Management Agreement dated October 1, 1997 between Residential (as successor to NTS Residential by assignment), NTS/Virginia Development Company, a Virginia corporation ("NTS/Virginia") and the Fund (the "Fawn Lake Property Management Agreement").

D. Capitalized terms used herein shall, unless otherwise expressly defined herein have the meaning described to them in the Property Management Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

AGREEMENT

1. Owner, Fund and Residential hereby terminate the Property Management Agreement effective as of December 31, 2008.

2.　　　NTS Residential joins herein for the purposes of consenting and agreeing to the termination of the Property Management Agreement and the termination of any of NTS Residential's rights, duties or obligations under the Property Management Agreement.

3.　　　The laws of the Commonwealth of Kentucky shall govern the construction of this Agreement and the rights, remedies and duties of the parties hereto without regard to its choice of law provisions.

4.　　　This Agreement shall bind and benefit the parties hereto, and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

RESIDENTIAL MANAGEMENT COMPANY

By:

Title: Executive Vice President

NTS/LAKE FOREST II RESIDENTIAL
CORPORATION

By:

Title: President

NTS MORTGAGE INCOME FUND

By:

Title: President

NTS RESIDENTIAL MANAGEMENT
COMPANY

By:

Title: Executive Vice President

TERMINATION OF PROPERTY MANAGEMENT AGREEMENT

This TERMINATION OF PROPERTY MANAGEMENT AGREEMENT (the "Agreement") is made and entered as of the 31st day of December, 2008 by and between (i) RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation, successor by assignment to NTS Residential Management Company) ("Residential"); (ii) NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation ("Owner"); and (iii) NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"). NTS RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("NTS Residential") joins in this Agreement for the purposes set forth in Paragraph 2 hereof.

RECITALS

A.   Residential is the "Manager" (as successor to NTS Residential by assignment) under that certain Property Management Agreement made and entered into as of the 1st day of October, 1997 by and between Owner, the Fund and NTS Residential (the "Property Management Agreement") pursuant to which Residential was retained by Owner to manage (a) the development and operations of a single-family residential subdivision known as "Fawn Lake" located in Spotsylvania County, Virginia ("Fawn Lake"), (b) the operations of the Fawn Lake Country Club located in Spotsylvania County, Virginia, including without the limitation, sales of memberships in Fawn Lake Country Club, and (c) the operations of Fawn Lake Community Association, a Virginia nonprofit corporation ("FLCA") which was organized to own and/or manage, operate and maintain the common area and common amenities of Lake Forest.

B.   Owner, Fund and Residential desire to terminate the Property Management Agreement as of December 31, 2008. This termination does not relate in any way whatsoever to that certain Advisory Agreement by and between the NTS Advisory Corporation and the Fund ("Advisory Agreement"). The Advisory Agreement shall continue in full force and effect.

C.   Owner, Fund and Residential are, simultaneously herewith, terminating that certain Property Management Agreement dated October 1, 1997 between Residential (as successor to NTS Residential by assignment), NTS/Lake Forest II Residential Corporation, a Kentucky corporation ("NTS/Lake Forest") and the Fund (the "Lake Forest Property Management Agreement").

D.   Capitalized terms used herein shall, unless otherwise expressly defined herein have the meaning described to them in the Property Management Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

AGREEMENT

1.   Owner, Fund and Residential hereby terminate the Property Management Agreement effective as of December 31, 2008.

2. NTS Residential joins herein for the purposes of consenting and agreeing to the termination of the Property Management Agreement and the termination of any of NTS Residential's rights, duties or obligations under the Property Management Agreement.

3. The laws of the Commonwealth of Kentucky shall govern the construction of this Agreement and the rights, remedies and duties of the parties hereto without regard to its choice of law provisions.

4. This Agreement shall bind and benefit the parties hereto, and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

RESIDENTIAL MANAGEMENT COMPANY

By:

Title: Executive Vice President

NTS/VIRGINIA DEVELOPMENT COMPANY

By:

Title: President

NTS MORTGAGE INCOME FUND

By:

Title: President

NTS RESIDENTIAL MANAGEMENT COMPANY

By:

Title: Executive Vice President

2

CONTRACT OF SALE

This CONTRACT ("Contract") is made and entered into as of the 24th day of December 2008 ("Effective Date") by and between

(i) **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation, with mailing address at 10172 Linn Station Road, Louisville, Kentucky 40223

("Seller")

and

(ii) **LF LAND COMPANY, LLC**, a Kentucky limited liability company, with mailing address at 10172 Linn Station Road, Louisville, Kentucky 40223

("Buyer")

RECITALS

A.   Seller is the owner in fee simple of certain real property located in Jefferson County, Kentucky, more particularly described herein.

B.   Seller desires to sell, transfer and convey the real property, and Buyer desires to purchase the real property, and any and all improvements located thereon, pursuant to the terms and conditions contained in this Contract.

NOW, THEREFORE, in consideration of the mutual representations, benefits and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Seller and Buyer covenant and agree as follows:

TERMS AND CONDITIONS

1.   The Property. The real property contains approximately 14.089 acres located at the corner of Old Henry Road and Arnold Palmer Boulevard in Louisville, Jefferson County, Kentucky, and being more particularly described on Exhibit A attached hereto and made a part hereof, together with any and all improvements now existing or hereafter located thereon and all rights, privileges and appurtenances belonging thereto (the "Property").

2.   Terms of Sale.

(a)   Purchase Price. The purchase price for the Property is ONE MILLION SIX HUNDRED SIXTY THOUSAND DOLLARS ($1,660,000) (the "Purchase Price"), and shall be paid by Buyer to Seller on the Closing Date by wire or electronic bank transfer of immediately available federal funds to such account or accounts as are designated by Seller.

(b)   Deposit. Within three (3) business days after the Effective Date of this Contract, Buyer shall deposit with LandAmerica/Commonwealth Land Title Insurance Company ("Escrow Agent") the sum of Five Thousand DOLLARS ($5,000.00) (the "Deposit"), which shall be credited to Buyer against the Purchase Price due at the closing or otherwise held and disbursed by Escrow Agent pursuant to the terms, covenants and conditions of this Contract. Upon receipt of the Deposit, Escrow Agent shall invest the Deposit in such manner as instructed by Buyer but at all times in an institution insured by the Federal Deposit Insurance Corporation. All interest earned on the Deposit shall be deemed a part of the Deposit and shall be disbursed or credited in the same manner as the Deposit pursuant to the terms, covenants and conditions of this Contract. For purposes of reporting to the IRS the interest income earned on the Deposit, the federal tax identification number of Buyer is 26-3933721 and the federal tax identification number of Seller is 61-1143776. If required by Escrow Agent, Buyer and Seller shall each execute an Escrow Agreement in such form and substance as may be reasonably requested by Escrow Agent. The fees of Escrow Agent, if any, shall be shared equally by Buyer and Seller.

3.   Closing; Closing Adjustments and Costs; Closing Documents.

(a)   Closing Date. The closing shall be held on a date to be selected by Buyer and approved by Seller, which date shall be on or before 30 days after the Effective Date of this Contract (the "Closing Date"). If the closing does not occur on the Closing Date for any reason other than Buyer's default, then Buyer may, at its option and in addition to all other rights and remedies Buyer may have, terminate this Contract, whereupon Escrow Agent shall return the Deposit in its entirety to Buyer and thereafter neither party will have any further obligations hereunder. If the Closing Date falls on a Saturday, Sunday or nationally recognized business holiday, then the next following business day shall be deemed the Closing Date.

(b)   Closing Time and Place. The closing shall be held on the Closing Date at 10:00 a.m. at the offices of Buyer, 10172 Linn Station Road, Louisville, Kentucky 40223 or at such other time and place as is mutually agreed upon by Buyer and Seller.

(c)   Closing Costs. Buyer shall pay the recording fee for the deed, and all title examination fees and title insurance premiums necessary to provide Buyer with an owner's policy of title insurance and Buyer's lender with a loan policy of title insurance. Seller shall pay for preparation of the deed and the transfer tax on the deed. Buyer and Seller shall each be responsible for the payment of their own attorneys' fees and expenses.

(d)   Special Warranty Deed. On the Closing Date, Seller shall convey to Buyer an unencumbered, marketable fee simple title to the Property by recordable deed of Special Warranty, such that any national title insurance company shall insure Buyer by American Land Title Association ("ALTA") owner's policy of title insurance and Buyer's lender by ALTA loan policy of title insurance, without each and every standard title policy exception, and free and clear of all liens and encumbrances, except (i) governmental laws, ordinances and regulations affecting the Property, (ii) liens for real property taxes and assessments due and payable in the year of closing and thereafter, which Buyer assumes and agrees to pay, and (iii) such easements, restrictions and stipulations of record as to the use and improvement of the Property as Buyer approves.

(e)   Real Property Taxes. All real property ad valorem taxes, and assessments against or on the Property, due and payable in the year of closing, shall be prorated between Seller and Buyer as of the Closing Date on a calendar year or fiscal year basis, whichever is appropriate.

(f)   Affidavit of Title. On the Closing Date, Seller shall deliver to Buyer an affidavit of title sufficient to allow the title insurance company of Buyer and Buyer's lender to insure against any and all mechanics' liens and materialmen's liens, and rights of all parties, other than Buyer and Seller, to possession of all or any part of the Property.

(g)   Non-Foreign Status Certification. On the Closing Date, Seller shall deliver to Buyer a non-foreign status certification as required by Section 1445 of the Internal Revenue Code of 1986, as amended.

(h)   Corporate Authority. On the Closing Date, Seller shall deliver to Buyer certified corporate resolutions evidencing authorization of the transactions contemplated by this Contract.

4.   Possession. Exclusive possession of the Property shall be delivered to Buyer on the Closing Date.

5.   Tests, Engineering Studies and Inspections. Buyer and any agent or representative of Buyer shall have the right, at any time after the date of this Contract and at the sole cost and expense of Buyer, to enter the Property for any purpose, including, without limitation, making surveys, taking borings of the soil, completing a Phase I environmental report and inspecting the real property. Buyer shall indemnify and hold Seller harmless from and against all claims, demands, suits, assertions, causes of action and expenses, including, without limitation, attorney's fees, arising out of the inspection, testing and other activities of Buyer, and the agents and representatives of Buyer at or related to the Property.

6.   Representations and Warranties of Seller and Buyer.

(a)   Seller represents and warrants to Buyer (which representations and warranties shall survive the closing and delivery of the Deed) that:

(i)   Seller possesses full right, power and authority to execute, deliver and perform this Contract, and when executed all parties possessing an interest in the Property shall be lawfully bound pursuant to the terms, covenants and conditions of this Contract.

(ii)   Seller has and will have on the Closing Date fee simple title to the Property, subject only to the matters set forth in Paragraph 3(d), and Seller has full right and power to convey the Property to Buyer.

(iii)   No lease affects all or any part of the Property and no person(s) occupies all or any part of the Property.

(iv) No action, suit or proceeding is pending or, to the best of Seller's knowledge, threatened before or by any judicial body or any governmental agency or authority, against or affecting all or any part of the Property.

(v) No eminent domain or similar condemnation proceeding affecting all or any part of the Property is now pending or, to the best of Seller's knowledge, threatened.

(vi) No outstanding option to purchase or contract of sale exists with respect to all or any part of the Property, except for this Contract.

(vii) To the best of Seller's knowledge and belief, no "hazardous substance" (as defined hereinafter) exists in, on or under the Property, and the Property has never been used as a landfill or dump site. Seller has not stored, generated, manufactured or disposed of any hazardous substance in, on or under the Property, and has not permitted the Property to be used for storage, generation, manufacturing or disposal of any hazardous substance. Seller does not know of any prior storage, generation, manufacturing or disposal of any hazardous substance in, on or under the Property, or the assertion of any environmental or other lien on the Property by any governmental agency, authority or instrumentality to secure the cost and expense of removing or neutralizing any hazardous substance stored, generated, manufactured or disposed in, on or under the Property. No underground storage tank is located on the Property. "Hazardous substance" shall mean any and all hazardous substances, toxic materials, pollutants, contaminants, hazardous or toxic wastes defined in any federal, state, county or municipal law, rule, regulation or ordinance.

(viii) No assessment (general or special) exists or is pending as to all or any part of the Property.

(ix) Seller shall use its best efforts to satisfy any objections to title which Buyer may have as a result of the title examination obtained by Buyer pursuant to Paragraph 7(a)(ii) hereof or any survey objections which Buyer may have pursuant to Paragraph 8 hereof, provided, however, any objections to title which may be cured by the payment of money shall be satisfied by Seller on the Closing Date by use of the Purchase Price or other funds of Seller.

(b) Buyer represents and warrants to Seller that:

(i) Buyer is a limited liability company duly organized and validly existing under the laws of, and in good standing with, the Commonwealth of Kentucky; and

(ii) Buyer possesses full right, power and authority to execute, deliver and perform this Contract and, when executed, shall be lawfully bound pursuant to the terms, covenants and conditions of this Contract.

7. Conditions Precedent.

(a) The duties and obligations of Buyer under this Contract are expressly made subject to the following conditions precedent:

(i) Buyer verifying that each and every representation and warranty of Seller contained in this Contract is true and complete as of the Closing Date, and Seller has complied with or performed all of its duties and obligations required by this Contract on or before the Closing Date.

(ii) Buyer obtaining a satisfactory ALTA title commitment issued by a national title insurance company for an owner's policy of title insurance and a loan policy of title insurance in accordance with Paragraph 3(d), and that title insurance company being prepared on the Closing Date to issue an owner's policy of title insurance and a loan policy of title insurance pursuant to such title commitment expressly insuring against the claims of any person(s) in possession of all or any part of the Property and the claims of any mechanic or materialman, and without the survey exception.

(iii) Buyer obtaining a satisfactory engineering evaluation of the Property, prepared by an engineer selected by Buyer, and which states that the Property can be used and developed by Buyer as intended.

(iv) Buyer obtaining a satisfactory survey and legal description of the Property pursuant to Paragraph 8 hereof.

(v) Buyer verifying that no easement, deed restriction, subdivision restriction or regulation of any lawful governmental agency, authority or instrumentality having jurisdiction over the Property exists which will adversely affect or impair Buyer's intended use of the Property.

(vi) Buyer verifying that no mechanic's lien, materialman's lien or lis pendens action affects the Property, and that all taxes, sewer, water and other utility bills are paid in full.

(vii) Buyer verifying that all utilities necessary to service the Property for the Buyer's intended use, including, without limitation, gas, water, electric, cable television, telephone, drainage, storm sewer and sanitary sewer, are available to a Property line or in an easement or right-of-way adjacent thereto, and if necessary, Buyer's obtaining all off-site easements, permits and approvals necessary to provide utility service to the Property.

(viii) Buyer verifying that adequate access exists to the Property from and over any and all roads, streets, lanes and highways adjacent to or adjoining the Property.

(ix) Buyer determining, to the sole and complete satisfaction of Buyer, that (A) the Property was not used for the storage, generation, manufacturing or disposal of any hazardous substance, (B) the Property was never used as a landfill or dump site, (C) no hazardous substance is located in, on or under the Property, and (D) no underground storage tank is located on the Property.

(x) Buyer verifying that the Property is not located in a flood hazard area as designated by any governmental agency, authority or instrumentality.

(xi) Seller's payment of each and every assessment (general or special) existing or pending as to all or any part of the Property.

(xii) Buyer verifying that any hazardous substance located on the Property is removed by Seller in accordance with any ordinance, rule or regulation of any governmental agency, authority or instrumentality having jurisdiction over such removal from the Property.

(xiii) Buyer obtaining, at the sole cost and expense of Buyer, a satisfactory geotechnical report, prepared by an engineer selected by Buyer, and which states that the Property can be used and developed by Buyer as intended.

(xiv) Buyer obtaining, at the sole cost and expense of Buyer, an appraisal of the Property satisfactory to Buyer and its lender.

(b) If all of the foregoing conditions precedent, are not either met to the sole satisfaction of Buyer or expressly waived in writing by Buyer within twenty (20) days after the Effective Date of this Contract (the "Inspection Period"), then Buyer may terminate this Contract by written notice thereof to Seller, whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, and thereafter neither party will have any further obligations hereunder. All inspections conducted by Buyer, and any reports generated thereby, are the sole property of Buyer. In the event that Buyer terminates this Contract during the Inspection Period, Buyer, with such notice, shall provide Seller with a copy of any survey and any Phase I environmental assessment, each with respect to the Property, obtained by Buyer during the Inspection Period, but Buyer shall be under no obligation to have any such reports certified to Seller for its use.

(c) Buyer and Seller mutually represent and warrant to the other that they shall use their best efforts and reasonable diligence to satisfy all of the foregoing conditions precedent within the time periods specified.

8.   Survey.

        (a)   Buyer may, at the sole cost and expense of Buyer, obtain an accurate survey of the Property prepared by a registered land surveyor licensed by the Commonwealth of Kentucky (i) showing the boundaries of the Property and the locations of all easements, rights-of-way, curb cuts, structures and other improvements, encroachments, overlaps, bodies of water, officially designated flood hazard areas, nearest public street or highway, public utilities, and building set-back lines on, under or affecting the Property, if any, (ii) showing the adjoining property owners, (iii) staking the corners of the Property with permanent iron stakes, (iv) containing a complete legal description of the Property, (v) certifying the exact acreage of the Property, exclusive of any portion used or dedicated for public rights-of-way, and (vi) stating whether all or any part of the Property lies within a flood hazard area.

        (b)   If the survey (i) shows any encroachment or overlap affecting the Property, (ii) does not show the Property to be contiguous along all boundaries which are common to the Property, (iii) shows any easement which would affect the intended use and development of the Property by Buyer, or (iv) shows a variance in acreage of five percent or more from that stated in Paragraph 1 of this Contract, then Buyer, in its sole discretion, may terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, and thereafter neither party will have any further obligations hereunder except for the indemnifications set forth herein.

        9.   Risk of Loss. All risk of loss with respect to the Property shall remain with Seller until the closing and delivery of the deed to Buyer.

        10.   Casualty and Condemnation. If at any time prior to the Closing Date, all or any part of the Property is damaged by fire or other casualty, taken or appropriated by virtue of eminent domain or similar proceedings, or is condemned for any public or quasi-public use, then Buyer may terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer and thereafter neither party will have any further obligations hereunder. If Buyer terminates this Contract, then Seller shall be entitled to receive all insurance proceeds or condemnation proceeds payable for that portion of the Property damaged or taken. If Buyer elects to maintain this Contract in full force and effect, then (i) Buyer shall be entitled to receive all insurance proceeds or condemnation proceeds payable for that portion of the Property damaged or taken, and Seller shall execute such assignments or other instruments as are necessary to transfer such proceeds to Buyer, and (ii) if all or any portion of the insurance proceeds or condemnation proceeds have been paid to Seller, then Buyer shall receive a credit against the Purchase Price equal to the amount of the insurance proceeds or condemnation proceeds actually paid to Seller with any remaining proceeds to be transferred to Buyer at Closing.

        11.   Default. If, following the Effective Date of this Contract, either party defaults in the performance of its duties or obligations under this Contract and such default has not been cured within fifteen (15) days following receipt of written notice specifying the nature of the default, then:

(a)   if Buyer is the party in default, Seller may terminate this Contract whereupon Escrow Agent shall pay the Deposit in its entirety to Seller as liquidated damages (and not as a penalty), and thereafter neither party will have any further obligations hereunder nor shall either party have any further remedies under the Contract or pursue any other remedy available at law, in equity or by statute; and

(b)   if Seller is the party in default, Buyer may (i) terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, or (ii) pursue the right of specific performance against Seller.

12.   Notice.

(a)   Delivery. Any notice or consent authorized or required by this Contract shall be in writing and (i) delivered personally, (ii) sent postage prepaid by certified mail or registered mail, return receipt requested, or (iii) sent by a nationally recognized overnight carrier that guarantees next day delivery, directed to the other party at the address set forth in this Paragraph 12 or such other parties or addresses as may be designated by either Buyer or Sellers by notice given from time to time in accordance with this Paragraph 12:

> To Buyer: LF Land Company, LLC
> 10172 Linn Station Road
> Louisville, Kentucky 40223
> Attention: Brian F. Lavin
>
> With copy to: Rosann D. Tafel, Esq.
> NTS Development Company
> 10172 Linn Station Road
> Louisville, Kentucky 40223
>
> To Seller: NTS/Lake Forest II Residential Corporation
> 10172 Linn Station Road
> Louisville, Kentucky 40223
> Attention: Neil A. Mitchell
>
> With copy to: Allan T. Slagel , Esq.
> Shefsky & Froelich Ltd.
> 111 East Wacker Drive
> Suite 2800
> Chicago, Illinois 60601

(b)   Receipt. A notice or consent given in accordance with this Paragraph 12 shall be deemed received (i) upon delivering it in person, (ii) three days after depositing it in an office of the United States Postal Service or any successor governmental agency, or (iii) one day after giving it to a nationally recognized overnight carrier.

13.   Real Estate Commission. Seller and Buyer represent to each other that they have dealt with no broker or other person in connection with the sale of the Property in any manner which might give rise to any claim for commission. Seller represents and warrants to Buyer that no broker or person is entitled to receive any broker's commissions, finder's fees, or similar compensation from Seller or Buyer in connection with any aspect of the transaction contemplated herein. It is agreed that if any claims for brokerage commissions or fees are ever made against Seller or Buyer in connection with this transaction, all such claims shall be handled and paid by the party whose actions or alleged commitments form the basis of such claim, and said party who is responsible shall indemnify and hold the other party harmless against any claim for brokerage or finder's fees, or other like payment based in any way upon agreements, arrangements, or understandings made or claimed to have been made by Seller or Buyer with any third person. This provision shall survive the Closing or other termination of this Contract.

14.   Benefit and Binding Effect. This Contract shall be binding upon, and shall inure to the benefit of, the parties hereto, their respective heirs, legal representatives, successors and assigns.

15.   Joint and Several Liability. In the event that more than one individual, firm, corporation, partnership or other entity execute this Contract on behalf of any party hereto, then the terms, covenants and conditions contained herein shall be applicable to and binding upon each signatory, jointly and severally.

16.   Survival of Covenants. Except for those terms, covenants and conditions which have been fully performed prior to the Closing Date, the terms, covenants, conditions, representations and warranties contained in this Contract shall survive the closing and delivery of the deed.

17.   Time of the Essence. Time is of the essence for this Contract.

18.   Governing Law. This Contract shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

19.   Entire Agreement. This Contract contains the entire agreement between the parties hereto with respect to the matters to which it pertains, and may be amended only by written agreement signed by both Buyer and Seller.

20.   Headings. The paragraph headings used herein are for convenience purposes only and do not constitute matters to be construed in interpreting this Contract.

21.   Drafting. This Contract was drafted by Buyer for convenience purposes only, and shall not be construed for or against Buyer on such basis.

22.   Assignment. Buyer may assign this Contract to any affiliate of Buyer, without the consent of Seller, but any other assignment shall be subject to Seller's prior written consent.

23.   Invalid, Illegal or Unenforceable Provision. If any term, covenant or condition contained in this Contract is deemed to be invalid, illegal or unenforceable, then the rights and obligations of the parties hereto shall be construed and enforced with that term, covenant or condition limited so as to make it valid, legal or enforceable to the greatest extent allowed by law, or, if it is totally invalid, illegal or unenforceable, then as if this Contract did not contain that particular term, covenant or condition.

24.   Memorandum of Contract. This Contract shall not be recorded, but the parties hereto shall, upon the request of either party hereto, execute, acknowledge and deliver at any time after the date hereof, a memorandum of this Contract.

25.   Execution. This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed an original, but such counterparts together shall constitute only one agreement.

26.   Covenant of Buyer. In the event Buyer sells, transfers or conveys the Property (other than to an affiliate of Buyer or pursuant to a mortgage or similar lien instrument) within thirty-six (36) months after the effective date of the dissolution (the "Dissolution") of NTS Mortgage Income Fund (the "MIF") and the gross sales price to be received by Buyer for the Property (as evidenced by the purchase and sale agreement and closing statement) is in excess of fifteen percent (15%) greater than the Purchase Price hereunder (the "Incremental Proceeds") then Buyer shall, at the time of the closing of such sale, pay to Seller, in immediately available federal funds, an amount equal to twenty percent (20%) of the Incremental Proceeds from such sale. Buyer's obligation under this Paragraph 26 shall automatically terminate and expire upon the last day of the thirty-sixth (36th) month after Dissolution of MIF. Furthermore, in the event MIF completes or otherwise terminates its liquidation proceedings following Dissolution but prior to the expiration of such 36 month period, Buyer's obligations under this Paragraph 26 shall automatically terminate on the effective date of such completion or other termination of liquidation. The provisions contained in this Paragraph 26 shall survive the Closing and delivery of the Deed for the period of time expressly set forth herein.

(SIGNATURES APPEAR ON FOLLOWING PAGE)

IN WITNESS WHEREOF, Seller and Buyer have executed this Contract as of the Effective Date as defined herein.

SELLER:

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation

By: [signature]

Title: President

Date: 12/24/2008

BUYER:

LF LAND COMPANY, LLC,
a Kentucky limited liability company

By: [signature]

Title: Executive V.P.

Date: 12/24/2008

CONTRACT OF SALE

This **CONTRACT** ("Contract") is made and entered into as of the 24th day of December 2008 (the "Effective Date") by and between:

(i) **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture, with mailing address at 10172 Linn Station Road, Louisville, Kentucky 40223

("Seller")

and

(ii) **OLF SECTION 15 LAND COMPANY, LLC**, a Florida limited liability company, with mailing address at 10172 Linn Station Road, Louisville, Kentucky 40223

("Buyer")

RECITALS

A.   Seller is the owner in fee simple of certain real property located at the corner of State Road 46 and Lake Forest Boulevard, in Sanford, Seminole County, Florida, more particularly described herein.

B.   Seller desires to sell, transfer and convey the real property, and Buyer desires to purchase the real property pursuant to the terms and conditions contained in this Contract.

NOW, THEREFORE, in consideration of the mutual representations, benefits and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Seller and Buyer covenant and agree as follows:

TERMS AND CONDITIONS

1.   The Property. The property which is the subject of this Contract consists of the real property, together with any and all improvements now existing or hereafter located thereon and all rights, privileges and appurtenances belonging thereto, which is more particularly described as follows (the "Property"):

> BEING Lots numbered 689, 690, 691 and 692 (each a "Lot," and collectively, the "Lots") in Section 15 ("Section") in Lake Forest Subdivision, a plat of which is recorded in Plat Book 66, Pages 79, 80 and 81, in the Public Records of Seminole County, Florida.

2.   Terms of Sale.

(a)   Purchase Price. The purchase price for the Property is ONE MILLION TWO HUNDRED SEVENTY TWO THOUSAND DOLLARS ($1,272,000.00) (the "Purchase Price"), and shall be paid by Buyer to Seller on the Closing Date by wire or electronic bank transfer of immediately available federal funds to such account or accounts as are designated by Seller.

(b)   Deposit. Within three (3) business days after the Effective Date of this Contract, Buyer shall deposit with LandAmerica/Commonwealth Land Title Insurance Company ("Escrow Agent") the sum of Five Thousand Dollars ($5000.00) (the "Deposit"), which shall be credited to Buyer against the Purchase Price due at the closing or otherwise held and disbursed by Escrow Agent pursuant to the terms, covenants and conditions of this Contract. Upon receipt of the Deposit, Escrow Agent shall invest the Deposit in such manner as instructed by Buyer but at all times in an institution insured by the Federal Deposit Insurance Corporation. All interest earned on the Deposit shall be deemed a part of the Deposit and shall be disbursed or credited in the same manner as the Deposit pursuant to the terms, covenants and conditions of this Contract. For purposes of reporting to the IRS the interest income earned on the Deposit, the federal tax identification number of Buyer is 26-3933339 and the federal tax identification number of Seller is 61-1143776. If required by Escrow Agent, Buyer and Seller shall each execute an Escrow Agreement in such form and substance as may be reasonably requested by Escrow Agent. The fees of Escrow Agent, if any, shall be shared equally by Buyer and Seller.

3.   Closing; Closing Adjustments and Costs; Closing Documents.

(a)   Closing Date. The closing shall be held on a date to be selected by Buyer and approved by Seller, which date shall be on or before 30 days after the Effective Date of this Contract (the "Closing Date"). If the closing does not occur on the Closing Date for any reason other than Buyer's default, then Buyer may, at its option and in addition to all other rights and remedies Buyer may have, terminate this Contract, whereupon Escrow Agent shall return the Deposit in its entirety to Buyer and thereafter neither party will have any further obligations hereunder. If the Closing Date falls on a Saturday, Sunday or nationally recognized business holiday, then the next following business day shall be deemed the Closing Date.

(b)   Closing Time and Place. The closing shall be held on the Closing Date at 10:00 a.m. at the offices of Buyer, 10172 Linn Station Road, Louisville, Kentucky 40223 or at such other time and place as is mutually agreed upon by Buyer and Seller.

(c)   Closing Costs. Buyer shall pay the recording fee for the deed, and all title examination fees and title insurance premiums necessary to provide Buyer with an owner's policy of title insurance and Buyer's lender with a loan policy of title insurance. Seller shall pay for preparation of the deed and the transfer tax on the deed. Buyer and Seller shall each be responsible for the payment of their own attorneys' fees and expenses.

(d)   Special Warranty Deed. On the Closing Date, Seller shall convey to Buyer an unencumbered, marketable fee simple title to the Property by recordable deed of Special Warranty, such that any national title insurance company shall insure Buyer by American Land Title Association ("ALTA") owner's policy of title insurance and Buyer's lender by ALTA loan policy of title insurance, without each and every standard title policy exception, and free and clear of all liens and encumbrances, except (i) governmental laws, ordinances and regulations affecting the Property, (ii) liens for real property taxes and assessments due and payable in the year of closing and thereafter, which Buyer assumes and agrees to pay, and (iii) such easements, restrictions and stipulations of record as to the use and improvement of the Property as Buyer approves.

(e)   Real Property Taxes. All real property ad valorem taxes, and assessments against or on the Property, due and payable in the year of closing, shall be prorated between Seller and Buyer as of the Closing Date on a calendar year or fiscal year basis, whichever is appropriate.

(f)   Affidavit of Title. On the Closing Date, Seller shall deliver to Buyer an affidavit of title sufficient to allow the title insurance company of Buyer and Buyer's lender to insure against any and all mechanics' liens and materialmen's liens, and rights of all parties, other than Buyer and Seller, to possession of all or any part of the Property.

(g)   Non-Foreign Status Certification. On the Closing Date, Seller shall deliver to Buyer a non-foreign status certification as required by Section 1445 of the Internal Revenue Code of 1986, as amended.

(h)   Corporate Authority. On the Closing Date, Seller shall deliver to Buyer certified resolutions evidencing authorization of the transactions contemplated by this Contract.

4.   Possession. Exclusive possession of the Property shall be delivered to Buyer on the Closing Date.

5.   Tests, Engineering Studies and Inspections.   Buyer and any agent or representative of Buyer shall have the right, at any time after the date of this Contract and at the sole cost and expense of Buyer, to enter the Property for any purpose, including, without limitation, making surveys, taking borings of the soil, completing a Phase I environmental report and inspecting the real property. Buyer shall indemnify and hold Seller harmless from and against all claims, demands, suits, assertions, causes of action and expenses, including, without limitation, attorney's fees, arising out of the inspection, testing and other activities of Buyer, and the agents and representatives of Buyer at or related to the Property.

6.   Representations and Warranties of Seller and Buyer.

(a)   Seller represents and warrants to Buyer (which representations and warranties shall survive the closing and delivery of the Deed) that:

(i)   Seller possesses full right, power and authority to execute, deliver and perform this Contract, and when executed all parties possessing an interest in the Property shall be lawfully bound pursuant to the terms, covenants and conditions of this Contract.

(ii)   Seller has and will have on the Closing Date fee simple title to the Property, subject only to the matters set forth in Paragraph 3(d), and Seller has full right and power to convey the Property to Buyer.

(iii)   No lease affects all or any part of the Property and no person(s) occupies all or any part of the Property.

(iv)   No action, suit or proceeding is pending or, to the best of Seller's knowledge, threatened before or by any judicial body or any governmental agency or authority, against or affecting all or any part of the Property.

(v)   No eminent domain or similar condemnation proceeding affecting all or any part of the Property is now pending or, to the best of Seller's knowledge, threatened.

(vi)   No outstanding option to purchase or contract of sale exists with respect to all or any part of the Property, except for this Contract.

(vii)   To the best of Seller's knowledge and belief, no "hazardous substance" (as defined hereinafter) exists in, on or under the Property, and the Property has never been used as a landfill or dump site. Seller has not stored, generated, manufactured or disposed of any hazardous substance in, on or under the Property, and has not permitted the Property to be used for storage, generation, manufacturing or disposal of any hazardous substance. Seller does not know of any prior storage, generation, manufacturing or disposal of any hazardous substance in, on or under the Property, or the assertion of any environmental or other lien on the Property by any governmental agency, authority or instrumentality to secure the cost and expense of removing or neutralizing any hazardous substance stored, generated, manufactured or disposed in, on or under the Property. No underground storage tank is located on the Property. "Hazardous substance" shall mean any and all hazardous substances, toxic materials, pollutants, contaminants, hazardous or toxic wastes defined in any federal, state, county or municipal law, rule, regulation or ordinance.

(viii) No assessment (general or special) exists or is pending as to all or any part of the Property.

(ix)   Seller shall use its best efforts to satisfy any objections to title which Buyer may have as a result of the title examination obtained by Buyer pursuant to Paragraph 7(a)(ii) hereof or any survey objections which Buyer may have pursuant to Paragraph 8 hereof, provided, however, any objections to title which may be cured by the payment of money shall be satisfied by Seller on the Closing Date by use of the Purchase Price or other funds of Seller.

(b)   Buyer represents and warrants to Seller that:

(i)   Buyer is a limited liability company duly organized and validly existing under the laws of, and in good standing with, the State of Florida; and

(ii)   Buyer possesses full right, power and authority to execute, deliver and perform this Contract and, when executed, shall be lawfully bound pursuant to the terms, covenants and conditions of this Contract.

7.   Conditions Precedent.

(a)   The duties and obligations of Buyer under this Contract are expressly made subject to the following conditions precedent:

(i)   Buyer's verifying that each and every representation and warranty of Seller contained in this Contract is true and complete as of the Closing Date, and Seller has complied with or performed all of its duties and obligations required by this Contract on or before the Closing Date.

(ii)   Buyer's obtaining a satisfactory ALTA title commitment issued by a national title insurance company for an owner's policy of title insurance and a loan policy of title insurance in accordance with Paragraph 3(d), and that title insurance company being prepared on the Closing Date to issue an owner's policy of title insurance and a loan policy of title insurance pursuant to such title commitment expressly insuring against the claims of any person(s) in possession of all or any part of the Property and the claims of any mechanic or materialman, and without the survey exception.

(iii)   Buyer's obtaining a satisfactory engineering evaluation of the Property, prepared by an engineer selected by Buyer, and which states that the Property can be used and developed by Buyer as intended.

(iv)   Buyer's obtaining a satisfactory survey and legal description of the Property pursuant to Paragraph 8 hereof.

(v)   Buyer's verifying that no easement, deed restriction, subdivision restriction or regulation of any lawful governmental agency, authority or instrumentality having jurisdiction over the Property exists which will adversely affect or impair Buyer's intended use of the Property.

(vi)   Buyer's verifying that no mechanic's lien, materialman's lien or lis pendens action affects the Property, and that all taxes, sewer, water and other utility bills are paid in full.

(vii)   Buyer's verifying that all utilities necessary to service the Property for the Buyer's intended use, including, without limitation, gas, water, electric, cable television, telephone, drainage, storm sewer and sanitary sewer, are available to a Property line or in an easement or right-of-way adjacent thereto.

(viii)   Buyer's verifying that adequate access exists to the Property from and over any and all roads, streets, lanes and highways adjacent to or adjoining the Property.

(ix)   Buyer's determining, to the sole and complete satisfaction of Buyer, that (A) the Property was not used for the storage, generation, manufacturing or disposal of any hazardous substance, (B) the Property was never used as a landfill or dump site, (C) no hazardous substance is located in, on or under the Property, and (D) no underground storage tank is located on the Property.

(x)   Buyer's verifying that the Property is not located in a flood hazard area as designated by any governmental agency, authority or instrumentality.

(xi)   Seller's payment of each and every assessment (general or special) existing or pending as to all or any part of the Property.

(xii)   Buyer's verifying that any hazardous substance located on the Property is removed by Seller in accordance with any ordinance, rule or regulation of any governmental agency, authority or instrumentality having jurisdiction over such removal from the Property.

(xiii)   Buyer's obtaining, at the sole cost and expense of Buyer, a satisfactory geotechnical report, prepared by an engineer selected by Buyer, and which states that the Property can be used and developed by Buyer as intended.

(xiv)   Buyer's obtaining, at the sole cost and expense of Buyer, an appraisal of the Property satisfactory to Buyer and its lender.

(b)   If all of the foregoing conditions precedent are not either met to the sole satisfaction of Buyer or expressly waived in writing by Buyer within twenty (20) days after the Effective Date of this Contract (the "Inspection Period"), then Buyer may terminate this Contract by written notice thereof to Seller, whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, and thereafter neither party will have any further obligations hereunder. All inspections conducted by Buyer, and any reports generated thereby, are the sole property of Buyer. In the event that Buyer terminates this Contract during the Inspection Period, Buyer, with such notice, shall provide Seller with a copy of any survey and any Phase I environmental assessment, each with respect to the Property, obtained by Buyer during the Inspection Period, but Buyer shall be under no obligation to have any such reports certified to Seller for its use.

(c)   Buyer and Seller mutually represent and warrant to the other that they shall use their best efforts and reasonable diligence to satisfy all of the foregoing conditions precedent within the time periods specified.

8.   Survey.

(a)   Buyer may, at the sole cost and expense of Buyer, obtain an accurate survey of the Property prepared by a registered land surveyor licensed by the State of Florida (i) showing the boundaries of the Property and the locations of all easements, rights-of-way, curb cuts, structures and other improvements, encroachments, overlaps, bodies of water, officially designated flood hazard areas, nearest public street or highway, public utilities, and building set-back lines on, under or affecting the Property, if any, (ii) showing the adjoining property owners, (iii) staking the corners of the Property with permanent iron stakes, (iv) containing a complete legal description of the Property, (v) certifying the exact acreage of the Property, exclusive of any portion used or dedicated for public rights-of-way, and (vi) stating whether all or any part of the Property lies within a flood hazard area.

(b)   If the survey (i) shows any encroachment or overlap affecting the Property, (ii) does not show the Property to be contiguous along all boundaries which are common to the Property, or (iii) shows any easement which would affect the intended use and development of the Property by Buyer, then Buyer, in its sole discretion, may terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, and thereafter neither party will have any further obligations hereunder except for the indemnifications set forth herein.

9.   Risk of Loss. All risk of loss with respect to the Property shall remain with Seller until the closing and delivery of the deed to Buyer.

10.   Casualty and Condemnation. If at any time prior to the Closing Date, all or any part of the Property is damaged by fire or other casualty, taken or appropriated by virtue of eminent domain or similar proceedings, or is condemned for any public or quasi-public use, then Buyer may terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer and thereafter neither party will have any further obligations hereunder. If Buyer terminates this Contract, then Seller shall be entitled to receive all insurance proceeds or condemnation proceeds payable for that portion of the Property damaged or taken. If Buyer elects to maintain this Contract in full force and effect, then (i) Buyer shall be entitled to receive all insurance proceeds or condemnation proceeds payable for that portion of the Property damaged or taken, and Seller shall execute such assignments or other instruments as are necessary to transfer such proceeds to Buyer, and (ii) if all or any portion of the insurance proceeds or condemnation proceeds have been paid to Seller, then Buyer shall receive a credit against the Purchase Price equal to the amount of the insurance proceeds or condemnation proceeds actually paid to Seller with any remaining proceeds to be transferred to Buyer at Closing.

11. Default. If, following the Effective Date of this Contract, either party defaults in the performance of its duties or obligations under this Contract and such default has not been cured within fifteen (15) days following receipt of written notice specifying the nature of the default, then:

(a) if Buyer is the party in default, Seller may terminate this Contract whereupon Escrow Agent shall pay the Deposit in its entirety to Seller as liquidated damages (and not as a penalty), and thereafter neither party will have any further obligations hereunder nor shall either party have any further remedies under the Contract or pursue any other remedy available at law, in equity or by statute; and

(b) if Seller is the party in default, Buyer may (i) terminate this Contract whereupon Escrow Agent shall return the Deposit in its entirety to Buyer, or (ii) pursue the right of specific performance against Seller.

12. Notice.

(a) Delivery. Any notice or consent authorized or required by this Contract shall be in writing and (i) delivered personally, (ii) sent postage prepaid by certified mail or registered mail, return receipt requested, or (iii) sent by a nationally recognized overnight carrier that guarantees next day delivery, directed to the other party at the address set forth in this Paragraph 12 or such other parties or addresses as may be designated by either Buyer or Seller by notice given from time to time in accordance with this Paragraph 12:

To Buyer:	OLF Section 15 Land Company, LLC
	10172 Linn Station Road
	Louisville, Kentucky 40223
Attention:	Brian F. Lavin

With copy to: Rosann D. Tafel, Esq.
NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223

To Seller:	Orlando Lake Forest Joint Venture
	10172 Linn Station Road
	Louisville, Kentucky 40223
Attention:	Neil A. Mitchell

With copy to: Allan T. Slagel, Esq.
Shefsky & Froelich, Ltd.
111 East Wacker Drive
Suite 2800
Chicago, Illinois 60601

(b)   Receipt. A notice or consent given in accordance with this Paragraph 12 shall be deemed received (i) upon delivering it in person, (ii) three days after depositing it in an office of the United States Postal Service or any successor governmental agency, or (iii) one day after giving it to a nationally recognized overnight carrier.

13.   Real Estate Commission. Seller and Buyer represent to each other that they have dealt with no broker or other person in connection with the sale of the Property in any manner which might give rise to any claim for commission. Seller represents and warrants to Buyer that no broker or person is entitled to receive any broker's commissions, finder's fees, or similar compensation from Seller or Buyer in connection with any aspect of the transaction contemplated herein. It is agreed that if any claims for brokerage commissions or fees are ever made against Seller or Buyer in connection with this transaction, all such claims shall be handled and paid by the party whose actions or alleged commitments form the basis of such claim, and said party who is responsible shall indemnify and hold the other party harmless against any claim for brokerage or finder's fees, or other like payment based in any way upon agreements, arrangements, or understandings made or claimed to have been made by Seller or Buyer with any third person. This provision shall survive the Closing or other termination of this Contract.

14.   Benefit and Binding Effect. This Contract shall be binding upon, and shall inure to the benefit of, the parties hereto, their respective heirs, legal representatives, successors and assigns.

15.   Joint and Several Liability. In the event that more than one individual, firm, corporation, partnership or other entity execute this Contract on behalf of any party hereto, then the terms, covenants and conditions contained herein shall be applicable to and binding upon each signatory, jointly and severally.

16.   Survival of Covenants. Except for those terms, covenants and conditions which have been fully performed prior to the Closing Date, the terms, covenants, conditions, representations and warranties contained in this Contract shall survive the closing and delivery of the deed.

17.   Time of the Essence. Time is of the essence for this Contract.

18.   Governing Law. This Contract shall be governed by and construed in accordance with the laws of the State of Florida.

19.   Entire Agreement. This Contract contains the entire agreement between the parties hereto with respect to the matters to which it pertains, and may be amended only by written agreement signed by both Buyer and Seller.

20.   Headings. The paragraph headings used herein are for convenience purposes only and do not constitute matters to be construed in interpreting this Contract.

21.   Drafting. This Contract was drafted by Buyer for convenience purposes only, and shall not be construed for or against Buyer on such basis.

22.   Assignment. Buyer may assign this Contract to any affiliate of Buyer without the consent of Seller, but any other assignment shall be subject to Seller's prior written consent.

23.   Invalid, Illegal or Unenforceable Provision. If any term, covenant or condition contained in this Contract is deemed to be invalid, illegal or unenforceable, then the rights and obligations of the parties hereto shall be construed and enforced with that term, covenant or condition limited so as to make it valid, legal or enforceable to the greatest extent allowed by law, or, if it is totally invalid, illegal or unenforceable, then as if this Contract did not contain that particular term, covenant or condition.

24.   Memorandum of Contract. This Contract shall not be recorded, but the parties hereto shall, upon the request of either party hereto, execute, acknowledge and deliver at any time after the date hereof, a memorandum of this Contract.

25.   Execution. This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed an original, but such counterparts together shall constitute only one agreement.

26.   Buyer's Covenants.

(a)   In the event Buyer sells, transfers or conveys the entire Property or all of the Lots, whether in one sale or in multiple sales (other than to an affiliate of Buyer or pursuant to a mortgage or similar lien instrument) within thirty-six (36) months after the effective date of the dissolution (the "Dissolution") of NTS Mortgage Income Fund (the "MIF") and the aggregate gross sales price received by Buyer for the entire Property or all of the Lots (as evidenced by the purchase and sale agreements and closing statements) is in excess of fifteen percent (15%) greater than the Purchase Price hereunder (the "Incremental Proceeds"), then Buyer shall, at the time of the closing of such sale of the entire Property (or sale of the last remaining Lot), pay to Seller, in immediately available federal funds, an amount equal to twenty percent (20%) of the Incremental Proceeds from such sale or sales. Buyer's obligation under this Paragraph 26(a) shall automatically terminate and expire upon the last day of the thirty-sixth (36th) month after Dissolution of MIF. Furthermore, in the event MIF completes or otherwise terminates its liquidation proceedings following Dissolution but prior to the expiration of such 36 month period, Buyer's obligations under this Paragraph 26(a) shall automatically terminate on the effective date of such completion or other termination of liquidation. The provisions contained in this Paragraph 26(a) shall survive the Closing and delivery of the Deed for the period of time expressly set forth herein.

(b)   Buyer acknowledges that the Subdivision is a planned community of high aesthetic and construction quality with which Seller's name and reputation, and the name and reputation of Seller's affiliates, shall continue to be identified, and in which Seller will continue to maintain an interest, after the Closing. In order to protect such interests, Buyer agrees that when it sells, transfers or conveys a Lot or Lots to any unaffiliated third party purchaser intending to build a single family residence thereon, Buyer shall use a form of Purchase and Sale Agreement which is similar in a material respects to the form Purchase and Sale Agreement attached hereto as Exhibit A. The provisions contained in this Paragraph 26(b) shall survive the Closing and delivery of the Deed.

28. **RADON GAS.** RADON IS A NATURALLY OCCURRING RADIOACTIVE GAS THAT, WHEN IT HAS ACCUMULATED IN A BUILDING IN SUFFICIENT QUANTITIES, MAY PRESENT HEALTH RISKS TO PERSONS WHO ARE EXPOSED TO IT OVER A TIME. LEVELS OF RADON THAT EXCEED FEDERAL AND STATE GUIDELINES HAVE BEEN FOUND IN BUILDINGS IN FLORIDA. ADDITIONAL INFORMATION REGARDING RADON AND RADON TESTING MAY BE OBTAINED FROM YOUR COUNTY PUBLIC HEALTH UNIT . PURSUANT TO SECTION 404.046 (8), FLORIDA STATUTES.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Seller and Buyer have executed this Contract as of the Effective Date as defined herein.

SELLER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner



By: _____

Name: _____Brian F. Lavin_____

Title: _____President_____

Date: _____12|24|2008_____

BUYER:

OLF SECTION 15 LAND COMPANY, LLC, a Florida limited liability company

By: _____

Name: _____GREGORY A. WELLS_____

Title: _____Executive V.P._____

Date: _____12/24/2008_____

ADVISORY AGREEMENT

THIS ADVISORY AGREEMENT ("Agreement"), made as of March 31, 1989, is by and between NTS MORTGAGE INCOME FUND, a Delaware corporation (the "Fund"), and NTS ADVISORY CORPORATION, a Delaware corporation (the "Advisor"). All capitalized terms used herein shall have the meaning ascribed to them in the Fund's Registration Statement No 33-25217 dated October 28, 1988 (the "Registration Statement"), filed with the Securities and Exchange Commission, unless the context otherwise requires.

WITNESSETH:

WHEREAS, the Fund has filed the Registration Statement, covering its Shares of common stock, par value $.001 per share, to be offered to the public, and the Fund may thereafter sell additional securities or otherwise raise additional capital; and

WHEREAS, the Fund intends to qualify as a "real estate investment trust," as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and to invest its funds in investments permitted by the terms of the Registration Statement and Sections 856-860 of the Code; and

WHEREAS, the Fund desires to avail itself of the experience, sources of information, advice, assistance and certain facilities available to the Advisor and to have the Advisor undertake the duties and responsibilities hereinafter set forth, on behalf of and subject to the supervision of the Board of Directors ("Directors") of the Fund, all as provided herein; and

WHEREAS, the Advisor is willing to undertake to render such services, subject to the supervision of the officers of the Fund ("Officers") and the Directors, on the terms and conditions hereinafter set forth;

NOW, THEREFORE, the parties agree as follows:

1. Appointment. The Fund hereby appoints the Advisor to serve as its investment and management advisor on the terms and conditions set forth in this Agreement, and the Advisor hereby accepts such appointment.

2. Duties of Advisor. The Advisor undertakes to use its best efforts to present to the Fund real property and mortgage loan investment opportunities and a continuing and suitable investment program consistent with the investment policies and objectives of the Fund as determined and adopted from

time to time by the Directors. In performance of this undertaking, subject to the supervision of the Directors and upon their direction, and consistent with the provisions of the Registration Statement, the Advisor shall pursuant to delegated authority:

(a) obtain or provide such services as may be required to administer the daily operations of the Fund;

(b) serve as the Fund's investment and financial advisor and provide reports in connection with the Fund's portfolio policies and in connection with each of the Fund's investments, including, but not limited to, the making of Mortgage Loans and Real Estate Investments as described in the Registration Statement;

(c) on behalf of the Fund, investigate, select, retain and conduct relations with such persons as the Advisor deems necessary to the proper performance of its obligations hereunder, including but not limited to, consultants, investors, builders, developers, borrowers, lenders, mortgagors, brokers, accountants, attorneys, appraisers and others, including its Affiliates;

(d) consult with the Officers and Directors and assist the Directors in the formulation and implementation of the Fund's investment and other policies, and furnish the Officers and Directors with advice and recommendations with respect to the making of investments consistent with the investment policies and objectives of the Fund;

(e) structure and negotiate the terms of the Mortgage Loans and Real Estate Investments and obtain all of the requisite elements for approval of investment opportunities consistent with the investment policies and objectives of the Fund;

(f) obtain for or provide to the Fund such services as may be required in acquiring, managing and disposing of investments, including, but not limited to, the negotiation, making and servicing of Mortgage Loans made by the Fund, the negotiation and acquisition of Real Property Investments by the Fund, disbursing and collecting the funds of the Fund, paying the debts and fulfilling the obligations of the Fund and handling, prosecuting and settling any claims of the Fund, including foreclosing and otherwise enforcing mortgages and other liens securing investments, and such other services as the Fund may require;

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(g)   advise in connection with negotiations by the Fund with investment banking firms, securities brokers or dealers and other institutions or investors for public or private sales of securities of the Fund, or in obtaining investments for the Fund, but in no event in such a way that the Advisor could be deemed to be acting as a dealer or underwriter as those terms are defined in the Securities Act of 1933, as amended;

(h)   from time to time, or at any time requested by the Officers and Directors, make reports to the Officers and Directors of its performance of the foregoing services;

(i)   obtain current and as-built MAI appraisals for each Real Property Investment and for each real property which is the security for Mortgage Loans made by the Fund;

(j)   do all things necessary to assure its ability to render the services contemplated herein, including the providing of office space and office furnishings and personnel necessary for the performance of the foregoing services as Advisor, at its own expense;

(k)   within fifteen (15) days after the end of each fiscal quarter of the Fund, submit to the Directors a statement containing a valuation of the Fund's assets in a form which is sufficient to permit the Directors to determine whether the Fund satisfied the requirements of Section 856(c)(5) of the Code as of the close of such fiscal quarter (the Advisor, in consultation with the Directors, shall establish appropriate procedures to value the assets of the Fund and will determine the value of such assets for the purpose of this subparagraph based upon such procedures); and

(l)   within fifteen (15) days after the end of each fiscal quarter of the Fund, submit to the Directors a statement of the Fund's sources of income during such fiscal quarter and make recommendations concerning changes, if any, in the Fund's investments to permit the Fund to satisfy the requirements of Sections 856(c)(2), 856(c)(3) and 856(c)(4) of the Code (such statement of income may be based upon information supplied by independent contractors of the Fund to the extent applicable).

3. No Partnership or Joint Venture. The Fund and the Advisor are not partners or joint venturers with each other and nothing herein shall be construed so as to make them such partners or joint venturers or impose any liability as such on either of them or their Affiliates.

4. **REIT Qualification.** Anything else in this Agreement to the contrary notwithstanding, the Advisor shall use its best efforts to refrain from taking any action (including, without limitation, the furnishing or rendering of services to tenants of property or managing or operating property) which, in its judgment made in good faith and with the exercise of reasonable care, would: (a) adversely affect the status of the Fund as a "real estate investment trust" under the Code and all rules and regulations promulgated thereunder; (b) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over the Fund or over its securities of which the Advisor should reasonably be aware; or (c) otherwise not be permitted by the Fund's Registration Statement or Organizational Documents, except if such action shall be ordered by the Directors, in which event the Advisor shall promptly notify the Directors of the Advisor's judgment that such action would adversely affect the status of the Fund as a "real estate investment trust" under the Code and shall refrain from taking such action unless the Advisor receives specific instructions from the Directors expressly ordering that the action be taken, notwithstanding such notification by it to the Directors. In such event the Advisor shall have no liability for acting in accordance with the specific instructions of the Directors so given.

5. **Investment Company Status.** Notwithstanding anything else in this Agreement to the contrary, the Advisor shall use its best efforts to refrain from any action which, in its judgment, made in good faith and in the exercise of reasonable care, would cause the Fund to be required to register as an investment company under the Investment Company Act of 1940, as amended, except if such action shall be ordered by the Directors, in which event the Advisor shall promptly notify the Directors of the Advisor's judgment that such action might require such registration and shall refrain from taking such action unless the Advisor receives specific instructions from the Directors expressly ordering that the actions be taken, notwithstanding such notification by it to the Directors. In such event, the Advisor shall have no liability for acting in accordance with instructions of the Directors so given.

6. **Bank Accounts.** The Advisor may establish and maintain one or more bank accounts in its own name or in the name of the Fund and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Fund, under such terms and conditions as the Directors may approve, provided that no funds in any

such account shall be commingled with funds of the Advisor; and the Advisor shall from time to time render appropriate accounting of such collections and payments to the Directors and to the auditors of the Fund.

7. Information Furnished to Advisor. The Directors shall at all times keep the Advisor fully informed with regard to the investment policies of the Fund, the capitalization policy of the Fund and generally the then-current intentions of the Directors as to the future activities and investments of the Fund. The Fund shall furnish the Advisor with a certified copy of all financial statements, a signed copy of each report prepared by independent certified public accountants and such other information with regard to the Fund's affairs as the Advisor may from time to time reasonably request.

8. Consultation and Advice. In addition to the services described above, the Advisor shall consult with the Officers and Directors and shall, at the request of the Officers and Directors, furnish advice and recommendations with respect to other aspects of the business and affairs of the Fund. In general, the Advisor shall inform the Officers and Directors of any information which comes to its attention which would or could influence the policies and/or objectives of the Fund, except to the extent that giving such information would involve a breach of fiduciary duty.

9. Compensation. The Fund shall pay to the Advisor compensation for its services hereunder, the following:

    (a) Management Expense Allowance. Relating to goods and materials acquired and services performed for the Fund in an amount equal to 1% of the Net Assets of the Fund, per annum, payable quarterly, which 1% figure will be adjusted annually by a percentage equal to the increase in the Consumer Price Index for all urban consumers ("CPI-AUC") - Louisville, or a comparable Consumers Price Index if it is not available, if any, subject to the Fund's Operating Expense limitation.

    (b) Real Estate Management Fee. For property management services on Real Estate Investments acquired by the Fund equal to fees which are competitive for similar services in the same not to exceed 5% and 6% of the annual gross revenues from residential Real Property and commercial Real Property, respectively, and properties acquired through foreclosure, plus certain reimbursed expenses, paid monthly. If NTS or an Affiliate does not perform substantially all of the leasing, releasing and leasing related services with respect to a property, the fee

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payable for that property will be limited to 3% of the gross revenues of the property. A competitive fee may be paid for the one-time initial rent-up or lease-up of a newly constructed property (provided such fee is not already included in the purchase price of the property). In the event industrial or commercial properties are leased on a long-term (i.e., ten or more years) triple net basis, the management fee will be 1% of the gross revenues from such property, except for a one-time initial leasing fee equal to 3% of the total base rents payable for the entire lease term (excluding renewals), which amount shall be paid in five equal annual installments.

(c) <u>Subordinated Advisory Fee</u>. For services in connection with the liquidation of the Fund's investments, equal to 5% of the Capital Proceeds remaining after Stockholders have received (i) Capital Proceeds in an amount equal to 100% of their Original Capital Contributions and (ii) total distributions from all sources in an amount equal to a 15% per annum cumulative, non-compounded return on their Adjusted Contributions, to the extent not already received, beginning on the Offering Termination Date.

10. <u>Operating Expenses</u>. The annual Operating Expenses of the Fund including compensation and reimbursement to the Advisor and its Affiliates relating to the operation of the Fund may not exceed in any fiscal year the greater of (a) 2% of the Fund's Average Invested Assets during such fiscal year or (b) 25% of the Fund's Net Income during such fiscal year. The Advisor shall reimburse the Fund, within 60 days after the end of the fiscal year, the amount by which the aggregate annual Operating Expenses paid or incurred by the Fund exceed the foregoing limitations.

The Advisor will reimburse the Fund the amount, if any, by which the compensation paid by the Fund to the Advisor pursuant to this Agreement exceeds the amount permitted to be paid by the Fund to the Advisor pursuant to the guidelines, as applicable from time to time, of the North American Securities Administrators Association, Inc.

11. <u>Other Activities of the Advisor</u>. Nothing contained herein shall prevent the Advisor from engaging in other activities, including, without limitation, the rendering of advice to other investors (including other REITs) and the management of other programs advised, sponsored or organized by the Advisor or its Affiliates; nor shall this Agreement limit or restrict the right of any director, officer, employee or shareholder of the Advisor or its Affiliates to engage in any other busi-

ness or to render services of any kind to any other partnership, corporation, firm, individual, trust or association. Notwithstanding the foregoing, however, the Advisor shall devote sufficient resources to the administration of the Fund to discharge its obligations hereunder. The Advisor may, with respect to any investment in which the Fund is a participant, also render advice and service to each and every other participant therein. The Advisor shall report to the Directors the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, which creates or could create a conflict of interest between the Advisor's obligations to the Fund and its obligations to or its interest in any other person, promptly upon obtaining knowledge of such condition or circumstance.

12. Term; Termination of Agreement. This Agreement shall continue in force for one year from the date hereof, and thereafter shall be automatically renewed for successive terms unless terminated by a majority of the Independent Directors upon sixty days notice. The Directors may determine not to renew this Agreement by so notifying the Advisor anytime prior to the commencement of the new term. Any such decision will be effective at the end of the existing term.

13. Action Upon Termination. The Advisor shall not be entitled to compensation after the date of termination of this Agreement as discussed in paragraph 12 above. The Advisor shall, forthwith upon such termination:

    (a) pay over to the Fund all moneys collected and held for the account of the Fund pursuant to this Agreement, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

    (b) deliver to the Fund a full accounting, including a statement showing all payments collected by it and a statement of all moneys held by it, covering the period following the date of the last accounting furnished to the Fund; and

    (c) deliver to the Fund all property and documents of the Fund then in the custody of the Advisor.

14. Change of Name. Upon termination of this Agreement by either party, whether or not in accordance with the provisions of this Agreement, the Directors shall promptly cease to conduct business under or using the name "NTS" or any derivative therof and the Fund shall use its best efforts to cause the name of the Fund to be changed to a name that does not contain "NTS" or any derivation thereof or the name of the Ad-

visor or of any Affiliate of the Advisor or any approximation or abbreviation thereof, and that is sufficiently dissimilar, in the sole discretion of the Advisor, to such names as to be unlikely to cause confusion or identification with the Advisor or any such Affiliate.

15. Amendments. The Agreement shall not be modified or terminated except by an instrument in writing signed by both parties hereto, or their respective successors or assigns, or otherwise as provided herein.

16. Assignment. This Agreement will not be assignable without the consent of both parties hereby except by: (i) the Advisor to a person which is an Affiliate of the Advisor or (ii) either the Advisor or the Fund to its successor-in-interest. The Advisor may delegate some or all of its duties under this Agreement to an Affiliate, including NTS.

17. Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the internal laws of the State of Kentucky without giving effect to principles of conflicts of laws.

18. Directors and Stockholders Not Liable. This Agreement is made on behalf of the Fund by an officer of the Fund, not individually but solely as such officer, and the obligations under this Agreement are not binding upon, nor shall resort be had to, the private property of any of the Directors, officers, Stockholders, employees or agents of the Fund personally, but shall bind only the Fund property.

19. Indemnification by the Fund. The Fund shall indemnify and hold harmless the Advisor from all liability, claims, damages or loss arising in the performance of its duties hereunder, and related expenses, including reasonable attorneys' fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance, subject to any restrictions described in the Fund's Certificate of Incorporation or By-Laws.

20. Indemnification by Advisor. The Advisor shall indemnify and hold harmless the Fund from contract or other liability, claims, damages or losses and related expenses including attorneys' fees to the extent that such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Advisor's bad faith, fraud, willful misfeasance, gross negligence or reckless disregard of its duties.

21. Advisor's Investment Representation. The Advisor shall use

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its best efforts to ensure, with respect to the Fund's investments, that: (a) an appropriate policy of title insurance is obtained with respect to any property encumbered by a lien in favor of the Fund which secures a Loan made by the Fund or any property otherwise acquired by the Fund, or that an opinion of counsel as to such title is obtained; (b) any mortgage securing any investment of the Fund shall be a valid lien upon the mortgaged property and upon foreclosure thereof would be subordinate only to such liens as are expressly set forth therein; (c) the Principal amount of any Mortgage Loan made by the Fund together with any indebtedness of senior or equal priority does not exceed 85% of the Appraised Value or the As-Built Appraised Value of the property, (as defined in the Prospectus of the Fund dated March 31, 1989), unless a majority of the Independent Directors determine that an increased amount is justified by additional credit or collateral; and (d) any property securing a Mortgage Loan forming part of the Fund's investments is duly insured against loss or damage by fire, with extended coverage, and against such other insurable hazards and risks as are customary and appropriate in the circumstances, and shall carry out the policies from time to time as specified by the Fund with regard to the protection of the Fund's investments.

Furthermore, the Advisor shall represent that it will use its best efforts to ensure that each proposed loan which it recommends that the Fund make to an Affiliated Borrower is on terms which are competitive with the terms the Fund could obtain if it made a loan in a similar amount to a borrower which was not an Affiliated Borrower.

22. Headings. The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

23. Notices. All notices, demands and other communication to be given or delivered under or by reason of the provisions of this Agreement must be in writing and will be deemed to have been given on the day established by sender as having been delivered personally; on the day delivered by private courier as such day is established by evidence obtained by the sender from the courier; on the day and at the time established by evidence obtained by the sender from a telegraph company if telegraphic means of communication are used; or on the day established by a return receipt with respect to notices, demands and other communications intended to be delivered by U.S. mail. Such notices, demands and other communications to be valid, must be addressed:

(a) If to the Fund, to:

NTS Mortgage Income Fund
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Mr. John R. Davis

with a copy to:

Shefsky, Saitlin & Froelich, Ltd.
444 North Michigan Avenue
Suite 2300
Chicago, Illinois 60611
Attn: Cezar M. Froelich, Esq.

(b) If to the Advisor, to:

NTS Advisory Corporation
10172 Linn Station Road
Louisville, Kentucky
Attn: Mr. Richard L. Good

with a copy to:

Shefsky, Saitlin & Froelich, Ltd.
444 North Michigan Avenue
Suite 2300
Chicago, Illinois 60631
Attn: Cezar M. Froelich, Esq.

or to such other address or to the attention of such other
person as recipient party has specified by prior written
notice to the sending party (or in the case of counsel, to
such other readily ascertainable business address as such
counsel may hereafter maintain).





IN WITNESS WHEREOF, we have executed this Agreement as of the date first above written.

NTS MORTGAGE INCOME FUND

By: ______________________
Name

Executive Vice President
____
Title

NTS ADVISORY CORPORATION

By: ______________________
Name

Secretary/Treasurer
____
Title

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